UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 11, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI 2011 INTEGRATED REPORT FOR THE YEAR ENDED DECEMBER 31, 2011**


AngloGold Ashanti

ANNUAL
INTEGRATED
REPORT 2011

PURE GOLD

OUR VISION
TO BE THE LEADING MINING COMPANY

OUR MISSION

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

OUR VALUES

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... **to care**.

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.



CONTENTS

Forward-looking statements

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders' equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditure, and the outcome and consequence of any potential or pending litigation or regulatory proceedings, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such risk factors, refer to the section titled "Risk management and risk factors" in the Annual Financial Statements. Readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of these Annual Financial Statements or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Our approach to reporting

AN INTEGRATED APPROACH

This is AngloGold Ashanti's Annual Integrated Report for 2011, which is our primary means of communicating with our stakeholders. It sets out the group's strategy, governance, performance and prospects, in the context of our operations and the markets for our products, and recognises the importance and concerns of our stakeholders. It is augmented by, and forms part of, a suite of reports that make up our Annual Reports for 2011. Through these reports we demonstrate the fundamental link between the risks and opportunities that face the business in the short, medium and long term, and how our strategy has developed to ensure that AngloGold Ashanti creates and sustains value for all stakeholders.

As we move towards an online platform for our reporting – see www.aga-reports.com – we understand that some stakeholders may still prefer copies of our reports either posted or e-mailed to them, and we encourage you to contact companysecretary@anglogoldashanti.com in this regard.

AngloGold Ashanti's annual reports

available at www.aga-reports.com







AngloGold Ashanti
ANNUAL REPORTS 2011
ONE APPROACH
PEOPLE
ARE OUR BUSINESS
Tito Mboweni
Mark Cutifani
Srinivasan Venkatakrishnan
4.33Moz
$6.6bn
61,242
Gold production by region
Geographic distribution of gold sales
Annual Financial Statements 2011
Sustainability Report

ANNUAL INTEGRATED REPORT 2011
PURE GOLD
NOTICE OF ANNUAL GENERAL MEETING 2011
PURE GOLD
ANNUAL FINANCIAL STATEMENTS 2011
PURE GOLD
SUSTAINABILITY REPORT 2011
SUSTAINABLE GOLD
MINERAL RESOURCE AND ORE RESERVE REPORT 2011
PURE GOLD


www.aga-reports.com

The suite of Annual Reports 2011 comprises the following:

- Our **Annual Integrated Report** which has been produced in line with the recommendations of the South African King Code on Corporate Governance, 2009 (King III) and the Listings Requirements of the Johannesburg Stock Exchange (JSE). We have taken cognisance of local and international recommendations on integrated reporting in developing its contents, and the style of reporting. Stakeholders seeking more detailed and specific information are referred to the reports listed below.

- Our **Annual Financial Statements** which presents a comprehensive review of the year, and has been prepared in accordance with: the International Financial Reporting Standards (IFRS); the South African Companies Act, 71 of 2008; and the Listings Requirements of the JSE. This report is submitted to the JSE in South Africa, as well as the London, New York, Ghana and Australian stock exchanges on which AngloGold Ashanti is listed. In compliance with the rules governing its listing on the New York Stock Exchange and in accordance with the accounting principles generally accepted in the United States, AngloGold Ashanti prepares an annual report on Form 20-F which is filed each year.

- Our **Sustainability Report** which provides insight into our approach to sustainability. This report focuses on those sustainability issues that have been determined to be most important to us, and to our stakeholders. We continue to support the Global Reporting Initiative (GRI) and report in accordance with GRI's 3.0 guidelines, in addition to the Mining and Metals Sector Supplement, the Sustainable Development Framework of the International Council on Metals and Mining (ICMM), and the principles of the United Nations Global Compact (UNGC).

- Our **Mineral Resource and Ore Reserve Report** which records our Mineral Resource and Ore Reserve in accordance with the South African Code for Reporting of Exploration Results, Mineral Resource and Mineral Reserve (The SAMREC Code, 2007 edition), and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2004 edition). This report has been prepared, reviewed and confirmed by the Competent Persons as defined in terms of these codes.

The suite of 2011 Annual Reports will be furnished to the United States Securities and Exchange Commission (SEC) on a Form 6-K.

Our reports cover all operations and entities in which the group has a controlling, significant interest and which are under our management, or in whose management we have significant influence. Information relating to joint ventures and other interests is provided for context. Production is expressed on an attributable basis. The average number of employees are reported for AngloGold Ashanti subsidiaries and joint ventures. There were no restatements during the year.

Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports. Locations on maps are for indication purposes only. Group and company, and balance sheet and statement of financial position, are used interchangeably. For terminology used refer to the glossary of terms at ⓦ www.aga-reports.com.

For further information, see references to our suite of reports.

FS   Annual Financial Statements 2011

SR   Sustainability Report 2011

RR   Mineral Resource and Ore Reserve Report 2011

www   Online Report at www.aga-reports.com

Key features of the year

IMPROVEMENTS DELIVER VALUE AND OPTIMISE GROWTH

Highlights of 2011

4.33 Moz
gold produced

* *Excludes joint ventures*

$6.6bn
gold sales*

61,242
employees and
contractors

Safety performance

Group – AIFR*
(per million hours worked)



07	08	09	10	11
20.95	16.66	12.88	11.50	9.76

Group – fatalities*



07	08	09	10	11
34	14	15	15	15

* *Excludes joint ventures not managed by the group*

Financial highlights of 2011

$1.6bn
profit attributable to equity shareholders

336 US cents
adjusted headline earnings per share

49 US cents
dividends per share

Financial performance

(Loss) profit attributable to equity shareholders
($m)



(668) 07 (1,195) 08 (320) 09 76 10 1,552 11

EBITDA*
($m)



1,224 07 1,131 08 1,663 09 1,897 10 3,014 11

* Excludes hedge buy-back costs

Adjusted headline earnings (loss) per ordinary share
(US cents)



99 07 (283) 08 (14) 09 (473) 10 336 11

Cash flows from operating activities*
($m)



866 07 584 08 1,299 09 1,669 10 2,655 11

* Excludes hedge buy-back costs

Dividends per ordinary share
(US cents)



19 07 11 08 17 09 20 10 49 11

Net debt
($m)



1,318 07 1,283 08 868 09 1,288 10 610 11

Key features of the year continued

Operational highlights of 2011

20 operations in 10 countries

Gold production
(000oz)



07	08	09	10	11
5,477	4,982	4,599	4,515	4,331

Maximise margins

$728/oz
total cash costs

Total cash costs
($/oz)



07	08	09	10	11
357	444	514	638	728

Investment

$1.5bn
capital expenditure*

Capital expenditure*
($m)



07	08	09	10	11
1,059	1,201	1,027	1,015	1,527

* Includes joint ventures

Employment

$1.5bn
employee benefits

Average number of employees*



07	08	09	10	11
61,522	62,895	63,364	62,046	61,242

* Includes contractors

Community highlights

$1.2bn
payments to governments*

Payments to governments*
($m)



07	08	09	10	11
711	535	644	844	1,220

* Includes direct and indirect taxes, royalties and dividends paid
   to governments

$21m
in community investment

Community investment
($m)



07	08	09	10	11
8	8	11	16	21

Environmental performace

100% of
operations certified to
ISO 14001 environmental
management standard

Energy efficiency
(GJ/oz)



07	08	09	10	11
5.1	5.5	6.0	6.4	6.7

Greenhouse gas efficiency
(tCO_2e/oz)



07	08	09	10	11
0.77	0.85	0.96	1.00	0.99

Water efficiency
(kL/oz)



07	08	09	10	11
9.47	10.02	11.11	11.34	12.43

Letter from the chairman

STRIKING A BALANCE –
FAIR FISCAL RETURNS AND MUTUALLY BENEFICIAL RELATIONSHIPS



Tito Mboweni, Chairman

In my first chairman's statement to you this time last year, I indicated that the two key issues for me on taking up this position were employee safety and the elimination of the hedge book.

Safety

Our safety performance still leaves much room for improvement. I extend my personal, and the company's, condolences to the families, friends and colleagues of our 15 employees who lost their lives in accidents during 2011. Even though we are sustaining the approximately 70% step-change improvement in the incidence of fatal accidents first seen in 2008, we still need to work hard towards further improvements, and ultimately, an end to mine-related deaths. We hope the continuing steady improvement in injury rates is a sign that these efforts are having an impact.

A significant issue that has arisen in South Africa relates to the question of enforced safety stoppages by the state regulator. As a company, we recognise and support the safety inspectorate's accountability in respect of mine safety. We recognise that stoppages enforced where fatalities and/or serious breaches of safety regulations have occurred have served an effective purpose in focusing industry attention further on safety issues and reducing the incidence of accidents.

However, during 2011 the inspectorate began decreeing the shutdown of entire mines in cases of relatively minor or local infractions, which had a significant impact on production. A working group comprising the Department of Mineral Resources, the industry and organised labour has now been established to look into this matter. It is to be hoped that, in the spirit of partnership, this matter will reach an appropriate conclusion.

Hedge book and gold market

The intensive pursuit of the elimination of the hedge book by management enabled the company to finally achieve that goal early in my tenure in 2010. The wisdom of that course of action, which came at no little cost, continues to be vindicated by the continuing upward trend in the admittedly volatile gold price.

The gold price did not respond as favourably as some might have expected to the Eurozone crisis in the closing months of 2011 and into early 2012. That is arguably because many holders of gold were forced to sell parts of their holdings as their losses in other holdings intensified. Yet the fundamentals supporting a strong gold price remain in place, and could strengthen as the European crisis plays out, with the European Central Bank and other central banks forced to take action.

Interestingly, particularly for a company like ours with close to 75% of our production in Africa, Europe's travails are coming into stark contrast with the prospects of the continent that represents our main base. The Economist, as recently as 2005, was warning that "the current wave of Afro-pessimism in Western capitals may fast run to cynicism". By 2011, in an article titled "The Lion Kings" (in positive comparison with the Asian Tigers), The Economist noted that sub-Saharan Africa's average growth rate had more than doubled to 5.7% in the past decade compared with the previous one and that, according to the International Monetary Fund, seven of the world's 10 fastest growing economies in the next five years are forecast to be African.

Sustainability

Much of that growth has been triggered by the contributions of the resources sector. However, just as mining has been good for Africa over the past decade and more, Africa has been good for mining. In Africa, as in much of the rest of the world (notably Australia among the other jurisdictions in which we operate) the resources sector faces pressures from states that believe that the relative share of benefits between host societies and shareholders has swung too far in favour of the latter.

This is a most delicate balance that has to be struck between the two sets of interests; interests that are often perceived to be at odds but, more often, are common. Nonetheless, how governments and the leaders of the industry manage this discourse is critical to all our futures. Governments and their citizens are entitled to expect not only a fair fiscal return but also a mutually respectful and beneficial relationship between them and the companies. Being a good corporate citizen, as we seek to be, is a prerequisite for being a successful miner. Pushed too far, though, raised taxes and royalty rates will begin to discourage investment and reduce the overall value of the industry to both societies and shareholders. The regulatory environment is becoming increasingly complex and onerous.

Your company is committed to playing its part constructively and wisely in this regard, both through its own offices and through its participation in industry and other business associations.

This is perhaps best illustrated in our country of domicile, South Africa, where the vocal support by the ruling party's youth league for a policy of nationalisation of the mining sector has been a difficult challenge for us. We do not fear that government would be pushed into pursuing such an unwise course. The country's leadership has repeatedly stated as much. Indeed, government's New Growth Path policy document recognises the centrality of the mining sector, arguing that "government must encourage stronger investment by the private and public sectors to grow employment-creating activities rapidly while maintaining and incrementally improving South Africa's core strengths in

sectors such as capital equipment for construction and mining …. These industries build on our strong resource base and our advanced skills and capacity".

However, the nature of the discourse has been unsettling for investors and others, and focused discussion away from the real challenges the industry and the country face. We hope the work done through the Chamber of Mines, the debates promoted by ourselves and other partners and the prominent and well-received interventions by our CEO have helped to turn the tide.

Operational matters

On the operational side, the critical Project ONE has moved from the realms of pilot project to a point where it is being rolled out increasingly broadly through the organisation. The implementation of the improved efficiencies and performance in such areas as production, safety and environmental management promised by Project ONE rarely happens without occasional stumbles and setbacks. However, the overall gains clearly illustrate the wisdom and vision of the project.

Our extensive greenfield and brownfield exploration projects, dealt with on pages 50 to 61 of this report, promise to replace exploited ounces and more, at extremely competitive costs bases.

During the year, the board looked at, and it will continue to look at, ways to improve long-term value for shareholders.

Board

Finally, in my chairman's statement last year I undertook to ensure that the board acted to replace lost expertise and work towards building an even better balance of knowledge, experience and skill. In this regard, I am pleased to welcome two new board members to our ranks. Nozipho January-Bardill, with her combination of international diplomatic experience and executive experience in the private sector has, in the first few months of her tenure, brought to the board fresh ideas and new perspectives in our deliberations. And Rodney Ruston, whose term began at the beginning of 2012, brings decades of executive and technical resources sector experience. The rest of the board and I look forward to our deliberations with them.

I would like to thank all my fellow board members, management and staff at AngloGold Ashanti for all their support in 2011.

Tito Mboweni
Chairman
16 March 2012

Our business

A TRULY GLOBAL COMPANY

Headquartered in Johannesburg, South Africa AngloGold Ashanti has 20 operations in 10 countries on four continents, as well as several exploration programmes in both the established and new gold producing regions of the world.

Location of operations and major exploration projects



Operations

1 Argentina
Cerro Vanguardia

2 Australia
Sunrise Dam

3 Brazil
Serra Grande
AGA Mineração

4 Ghana
Iduapriem
Obuasi

5 Guinea
Siguiri

6 Mali
Morila
Sadiola
Yatela

7 Namibia
Navachab

8 South Africa
Vaal River
Great Noligwa
Kopanang
Moab Khotsong
Surface operations
West Wits
Mponeng
Savuka
TauTona

9 Tanzania
Geita

10 United States
Cripple Creek & Victor

Major exploration projects

11 Colombia
Gramalote
La Colosa

12 DRC
Kibali
Mongbwalu

13 Australia
Tropicana

AngloGold Ashanti is a global mining company, the third largest gold producer in the world in 2011.

Our mission is to maximise the returns delivered to stakeholders during the economic life cycle of our operations by producing gold safely, responsibly and efficiently.

We operate or have a significant interest in 20 operations, in 10 countries, on four continents.

Our headquarters are in Johannesburg, South Africa. The group's management has been delegated by the board to the chief executive officer (CEO) and the executive committee. Operationally, the management of the group has been divided into four regions: South Africa; Continental Africa, which includes our operations in Ghana, Guinea, Mali, Namibia and Tanzania; Australasia, which comprises the Australian operation, and the Americas, which includes our operations in Argentina, Brazil and the United States.

In 2011, AngloGold Ashanti employed 61,242 people, including contractors (2010: 62,046), primarily in South Africa (52%), Ghana (12%) and Brazil (8%). Our operations and projects touch the lives of many thousands more people, both around our operations and in those regions from which our operations draw their employees. We are implementing, where possible, plans to consider these potential impacts and mitigating measures at every stage in our operational life cycle.

Our business extends from exploration to project development and construction, to mining, processing, smelting and marketing. In the course of our business we ensure that we understand and address the social and environmental aspects of our business from exploration, through to construction, mining and processing, rehabilitation and eventual closure.

We have advanced projects in Australia, the Democratic Republic of the Congo (DRC) and Colombia, and an extensive exploration programme in 17 countries – including greenfields, brownfields and marine exploration – in the established and potential gold regions of the world.

At 31 December 2011, AngloGold Ashanti's attributable Ore Reserve amounted to 75.6Moz, while attributable Mineral Resource totalled 230.9Moz.

AngloGold Ashanti produced 4.33Moz of gold in 2011 (2010: 4.52Moz), generating gold income (excluding that from joint ventures) of $6.6bn in 2011 (2010: $5.3bn). We also invested $1.5bn in capital (2010: $1.0bn), $313m on expensed exploration (2010: $205m) and the company made net corporate tax payments of $379m (2010: $188m), $1.5bn (2010: $1.4bn) to employees (wages and benefits) and $131m (2010: $67m) in dividends to shareholders during the year.

We actively participate in the global promotion and marketing of our product, independently, and in association with the World Gold Council. Our gold is sold and shipped to bullion banks and commodity houses around the world. As an investment, gold remains a sought-after store of value, and it is also in demand for use in jewellery and in industrial applications. Valuable by-products – silver, sulphuric acid and uranium – are generated in the process of recovering the gold mined at certain operations.

AngloGold Ashanti's primary listing is on the JSE, and the company is also listed on the London Stock Exchange (LSE), the New York Stock Exchange (NYSE), the Ghana Stock Exchange (GhSE) and the Australia Securities Exchange (ASX). At the end of December 2011, the group had 382,242,343 ordinary shares in issue, and a market capitalisation of $16.2bn (2010: $18.8bn). Around 98% of the group's ordinary shares are considered to be in free float, with 1.67% held by the government of Ghana. AngloGold Ashanti delisted from Euronext Paris and Euronext Brussels on 23 and 30 December 2011 respectively.

Geographic distribution of shareholders
as at 31 December 2011 (%)



United States	47.9%
South Africa	27.9%
United Kingdom	9.4%
Rest of Europe	5.9%
Singapore	2.1%
Australia	1.8%
Ghana	1.7%
Rest of Americas	1.3%
Rest of world	2.0%

Our products and our markets

JEWELLERY AND INVESTMENT SECTORS DOMINATE

Our products

Gold mining uses and produces a wide range of materials, from the upstream inputs procured through our supply chain, to downstream outputs in the form of gold and related by-products.

To ensure that reliable and effective management systems are in place for the stewardship of our materials and that gold's good reputation is maintained, AngloGold Ashanti is an active participant in a number of international initiatives aimed at addressing concerns within the gold production process, including the Organisation for Economic Co-operation and Development (OECD), the International Council on Mining and Metals (ICMM), the World Gold Council and the Responsible Jewellery Council. The initiatives are responding to societal concerns about the environmental and social impacts of gold mining, especially those concerns expressed most visibly under the US Dodd-Frank Act section 1502 around the financing of armed conflict in the DRC. These organisations are developing chain-of-custody standards to enable members to demonstrate that the process of producing gold and the process from mine to smelter to refinery and beyond is responsible and especially that it does not contribute to conflict.

Two high-volume by-products of our gold production process, both of which are a function of the characteristics of local geology, are uranium, produced by certain South African operations, and sulphuric acid, produced by our Brazilian operations. As each of these by-products is potentially hazardous, we ensure their safe production and transportation to customers. (For further information on our product stewardship programmes and initiatives, see our **SR** page 56.)

Our markets

AngloGold Ashanti's gold is refined at various precious metal refineries. In refined and marketable form, gold normally takes the shape of bars, varying in size from 12.5kg to smaller bars weighing some 1kg or less, all of which contain 99.5% gold. Through the refineries the gold is sold directly to bullion banks. Bullion banks are registered commercial banks which deal in gold, distributing bullion bought from mining companies and refineries to markets worldwide. These banks hold consignment stocks in all major physical markets and finance these inventories from the margins they charge physical buyers.

The physical gold market is dominated by the jewellery and investment sectors, which together account for over 80% of total demand. The balance of gold supply is used in electronics and dentistry. While the quantity of gold used in jewellery consumption has decreased over the last decade with the steadily rising gold price, the investment market has largely absorbed available supply. Investment in physical gold involves bar and coin hoarding, medals and other retail investment instruments, as well as the now significant market for exchange traded funds (ETFs).

In 2011, the gold market continued to be profoundly influenced by ongoing economic turmoil, particularly in the United States of America (USA) in the first half of the year and latterly by the crisis in the Eurozone, which continues to be driven by fears of sovereign defaults. As anticipated in times of global turmoil, the gold price rose to a new intra-day high of $1,921/oz, as gold once again reflected its status as a reliable store of value and a hedge against dollar weakness.

Demand for gold by sector – 2011
(%)



Jewellery	44%
Physical investment	27%
Net central banks purchases	10%
Other	19%

Source: Gold Fields Mineral Services (GFMS)

Total gold supply – 2011
(%)



Newly mined gold	64%
Old gold scrap	36%

Source: GFMS

Average monthly gold price – 2011
(R/kg and $/oz)



This trend persisted until the fourth quarter, as the situation in Europe deteriorated, and the euro started slipping against the dollar, in the face of the inability of the European countries to resolve the funding crisis.

Despite these headwinds, the spot gold price still gained 11% during 2011 and averaged $1,572/oz for the year. This marks a 28% appreciation over the average spot price of $1,227/oz in 2010 and marks the 10th consecutive year of price appreciation, the longest ever bull run in the gold price.

Investment market

Despite the failure of the gold price to respond to the worsening crisis in Europe, ETF holdings grew over the course of the fourth quarter, improving on a sluggish first quarter and reversing the negative trend of the second and third quarters.

At year-end, aggregate holdings for the major ETFs totalled almost 78Moz, which represents a 7% increase of 5.2Moz for the year. This growth is modest when compared to the massive surges in ETF holdings of 2009 and 2010 (19.84Moz and 9.97Moz respectively). That said, combined holdings of the ETFs remain significant. When compared to official sector holdings, combined ETFs rank sixth behind official sector holdings of the United States (267Moz), Germany (109Moz), IMF (91Moz), Italy (79Moz) and France (78Moz). As was the case last year, official sector demand in the gold market remained significant, with governments continuing to increase their gold holdings in the face of extreme economic uncertainty.

More traditional gold investment products such as bar and coin experienced a very mixed year. In India, the world's biggest single gold market, gold price volatility and a weakening rupee severely dampened gold demand in both investment and jewellery. In China, such volatility also played a negative role but since the value of the Yuan is so closely managed, the impacts were not as marked. Unlike India, China recorded growth in both investment and jewellery demand in 2011. In the developed markets, Europe was by far the strongest for bar and coin hoarding, and in the third quarter European demand exceeded that of India and China – a highly rare occurrence. Much of this activity was driven by the debt crisis in the Eurozone.

Jewellery markets

The key jewellery markets of India and China both experienced mixed fortunes during the year. After a record year in 2010, India's first two quarters remained strong but fell off in the second half of the year on price volatility and rupee weakness. Price volatility also dampened demand in China, but unlike India, which experienced a contraction in the third and fourth quarters, China still recorded increases all year round, with total jewellery demand growing by 16% to reach 524t. In the United States, the jewellery sector showed modest growth of around 3% as the market finally began to settle after years of turmoil. Improving credit terms and a mild improvement in consumer sentiment is likely to continue to fuel growth in this sector. The high end of the gold jewellery market in the United States showed the greatest growth for the second year as the wealthy are less affected by a financial downturn than low to middle income earners.

Our stakeholders

DIVERSE GEOGRAPHY
DIVERSE INTERESTS

Our approach

Our stakeholders are highly diverse, reflecting the diversity of the geographical regions in which we operate, the wide range of groups with whom we interact and the diversity of issues with which we deal.

We engage with stakeholders in a range of different ways, guided by the needs of the business, our values, and the standards and processes on stakeholder engagement that we have adopted. The nature and frequency of engagement depends on the type of stakeholder, the nature of the relationship and the issues under discussion.

Stakeholder identification and engagement is undertaken in all areas of operation, defined and undertaken at different levels in the organisation. Broad guidelines on shareholder identification are set out in the group-level management standard on engagement, as approved by the executive committee in October 2011. This standard documents AngloGold Ashanti's intention that all operations engage in building successful and mutually-beneficial relationships with stakeholders throughout the mine life cycle (including exploration projects, new and established operations, during closure and post-closure, as appropriate). The standard recognises that failure to engage effectively could result in potential disruptions at our operations and could exacerbate challenges to our reputation. It provides tools for building social partnerships to secure our social licence to operate and positions AngloGold Ashanti as the preferred operator wherever the company has a presence. This standard is available on our website at www.aga-reports.com.

Stakeholder groups with whom we interact include communities, investors, labour, media, employees, governments, politicians, vendors, non-governmental organisations (NGOs) and joint-venture partners.

Issues raised in engagement with these stakeholders have informed the content of our sustainability report, which focuses on the following broad themes:

- resource nationalism;
- artisanal and small scale mining (ASM);
- criminal activity, including illegal mining and theft;
- operating with respect for human rights;
- safety and health;
- environment and natural resource management;
- skills shortages; and
- responsible gold standards.

We view our key stakeholders as partners, and engage with governments and communities to seek mutually-beneficial outcomes. Developing long-term partnerships with host communities and governments compels us to first understand the risks and drivers that will allow an operation to be successful, and then to invest in areas that address these risks and opportunities in a way that is relevant to the communities affected by that operation.

AngloGold Ashanti is a significant investor in communities in which we operate and is developing a sustainable development framework that aims to introduce a step change in the way in which community relationships are managed. This will enable a consistent approach to building partnerships for development across the group. Implementation of this strategy will position the business to demonstrate tangible benefits to communities while building operations that consistently meet performance targets, yield value for communities, customers and shareholders and balance the priorities of each group. See the Sustainability Report SR for further details – page 15.

Our sustainability report provides examples of stakeholder engagements which took place in 2011, including with partners, governments and municipalities.

Risk review

RISK ANALYSIS IS A KEY COMPONENT OF STRATEGY

Integrating risk assessment into business strategy

Risk analysis has been and continues to be a key component in building and executing our strategy. Our aim is to further improve 'risk awareness' at all levels of the organisation – identifying, evaluating and managing significant threats and opportunities to deliver against business objectives.

Our risk management framework comprises:

- a policy statement, which sets the context for risk management within the group and prescribes the scope, objectives and required outcomes for this process;
- a risk management plan, prepared by management and reviewed annually by the recently formed Risk and Information Integrity Committee of the board; and
- a risk management standard and guidelines, which enable operations globally to access detailed information concerning risk management principles and practice in order to define risk management strategies.

Risk management structure and accountabilities are defined in the framework.

Risk identification, assessment and management are considered at every step in the business planning process, from setting business strategy, expectations and performance targets; developing production and service strategies; planning and scheduling of work; through to task execution.

AngloGold Ashanti has implemented the following measures in an effort to ensure that the risk management system is applied consistently through:

- regional and site-based risk training workshops conducted at least annually;
- using the intranet to share information and understanding of risk management principles and practice, and to provide regular updates to employees globally;
- ongoing focus on training;
- maintaining the group material risk register, as well as the preparation of a risk knowledge base that can be used to inform risk identification and for review purposes;
- regular risk owner and risk champion interaction and support; and
- combined assurance review processes.

The revised risk management system was approved by the board of directors in February 2009.

A risk response identification is conducted regularly to inform business planning processes and to assist with delivery according to targets. Significant risks are assessed and response plans prepared for which adequate budgetary provision is made. Consideration of the portfolio of risks within the group, informs strategy and assists with optimising the allocation of capital.

Key risk areas

The top risks, uncertainties and challenges that we believe the group faces in executing strategy and delivering on key business objectives are described overleaf. Mitigation strategies and a summary of progress against these risks is also given. Comprehensive disclosure of risk factors is provided in our Annual Financial Statements **FS** and in our annual report on Form 20-F, while key sustainability challenges, risks and opportunities are discussed in the Sustainability Report **SR**, pages 16 to 19.

Risk review continued

Risk/uncertainty/challenge area	Mitigation strategies
Safety and health	
Employee safety resulting mainly from deep-level mine seismicity, as well as employee health and fatigue, and working practices.	The implementation of the safety transformation programme is continuing, with significant progress made to date. Enhanced incident investigation and reporting systems are being rolled out. Efforts continue on a range of fronts to deliver on the company's vision for a 'no harm' workplace. SR pages 42 to 47.
Potential legacy and on-going issues relating to occupational health following the South African Constitutional Court ruling in March 2011, exposing AngloGold Ashanti and others to individual and class action claims.	AngloGold Ashanti reserves its rights to defend all claims on their merits since any employee or past employee bringing an action for common-law damages for silicosis would have to prove the various elements of a delictual claim including negligence and wrongfulness. Nonetheless, discussions have begun, through the Chamber of Mines of South Africa, to address the compensation system on an industry-wide basis. Further, the company continues to implement measures to reduce exposure. The latency period of the disease means that we are unlikely to see results of this work for another decade. Nonetheless, the South Africa region has achieved a 43% reduction in silicosis cases between 2010 and 2011 as a result of the implementation of dust management strategies. SR page 45.
Productivity	
Skills availability and retention. Skills shortages are anticipated across the sector globally.	Talent pool management is an integral part of AngloGold Ashanti's human resource strategy. Succession planning is being developed to ensure skills development and retention. Proactive recruitment processes are in place and there is a focus on transformation strategies in South Africa. SR pages 55 to 56.
Environment	
Environmental permitting and process water management in Ghana.	A Ghana task team, led at an executive committee level, is developing a holistic strategy to address legacy and operating issues in Ghana, relating to water, community relations, land access, and human rights complaints and grievances. SR page 23.
Concerns relating to the potential for ground and surface water pollution in South Africa.	An integrated water management strategy has been developed to ensure the interception of seepage from tailings storage facilities and minimising potential discharges of process water during heavy rainfall events as well as interventions to establish safe use of land outside the mining footprint. SR page 21.
Potential inter-mine flooding in South Africa.	Both the Vaal River and West Wits operations are potentially at risk of inter-mine flooding as the financial viability of neighbouring mines and their ability to continue mine dewatering remains a concern. In the Vaal River district, a prefeasibility study of a regional mine water management plan will advise on sustainable options for the management of mine water going forward. In the West Wits district, both operational interventions and possible legal actions are being pursued to sustain pumping at the neighbouring Blyvooruitzicht Mine.
Production	
Potential for power supply disruptions and rationing, particularly in South Africa.	Initiatives have been introduced to reduce power usage, focusing particularly on the high usage customers. Proactive engagement is undertaken with Eskom in South Africa, where significant energy efficiency projects have been put in place. Our aim is to further reduce consumption by 10% by 2013, in line with supply-side forecasts, and to work with Eskom to enable operational continuity through any periods of load shedding, should they occur.
Delivery on production targets, including on potentially critical areas such as the Obuasi turnaround plan (Ghana), and key capital project execution including Tropicana (Australia) and enterprise resource planning (ERP) implementation.	Increased momentum is being gained in the roll out of the management framework, including Project ONE, thus increasing operational consistency and capacity and reducing the risk of project delays. A multi-disciplinary task team is spearheading the Obuasi turnaround. Progress towards stabilising Obuasi is encouraging as Project ONE gains traction to support production targets. Capital projects benefit from dedicated project management teams.

Risk/uncertainty/challenge area	Mitigation strategies
Production (continued)	
Asset integrity relating to ageing mine infrastructure, particularly in South Africa.	A risk-based asset integrity and reliability engineering programme has been initiated that identifies threats and guides appropriate capital expenditure.
Total cash costs	
Imposition or extension of a carbon pricing mechanism. Australia approved a carbon pricing scheme to take effect from July 2012. South Africa has proposed the introduction of a carbon tax in 2013.	AngloGold Ashanti participates actively in industry and other stakeholder engagement processes with governments. These potential risks are taken into account in determining group strategy and are included where relevant in regional business plans. **SR** page 50.
Inflationary cost pressures driven predominantly by energy price increases, mining input cost inflation and wage demands.	Productivity gains from implementation of the management framework, as well as broader cost management strategies will assist in mitigating the impact of increases in input costs. Extreme inflation would support gold demand, enabling AngloGold Ashanti to benefit from increased prices.
Changes to the regulatory environment (such as increased royalties, taxation demands or disputes, or duties and 'resource nationalism' in many guises aimed at expanding state role in mining), which may increase costs in some countries of operation.	AngloGold Ashanti participates actively in industry and other stakeholder engagement processes with governments. These potential risks are taken into account in determining group strategy and are included where relevant in regional business plans. Active engagement is undertaken with tax authorities and finance ministries in affected regions, and stability agreements have been entered into in several jurisdictions. **SR** pages 28 to 29.
Returns	
Global market dynamics from slow recovery and recession resulting in gold price and foreign exchange volatility.	AngloGold Ashanti has increased its exposure to the gold price through the elimination of its hedge book. Approximately two thirds of AngloGold Ashanti's revenues is naturally hedged, given the strong correlation between the gold price and foreign exchange movements in major producer countries (Australia, Brazil and South Africa). AngloGold Ashanti currently benefits from a strong statement of financial position and international investment grade credit ratings. Debt capacity remains available under the group's credit facilities and bond markets.
Community	
Social issues emanating from heightened community expectations and ASM.	Ongoing engagement takes place with local and national administrations, communities and other interested groups. A sustainability framework that addresses sustainable development issues, including artisanal mining, is in development. **SR** pages 35 to 36.
Allegations of human rights abuses in Ghana related to interaction with ASM and community resettlement.	A Ghana task team, led at an executive level, has developed a holistic strategy to address legacy and operating issues. AngloGold Ashanti participates in industry and non-governmental organisational (NGO) initiatives relating to ASM and community resettlement.
Increased legislation and initiatives in response to concerns regarding the potential for gold to contribute to conflict.	AngloGold Ashanti participates actively in industry, government and inter-governmental initiatives relating to responsible use of gold.

Our strategy



INFORMED BY OUR VISION, MISSION AND VALUES

The basis of AngloGold Ashanti's strategy is our vision, mission and values – see the inside front cover. The company's vision is to become the leading mining company. Our mission is to create value for shareholders, employees and business and social partners through safely and responsibly exploring, mining and marketing our products. Although our primary focus is gold, AngloGold Ashanti will pursue value-creating opportunities in other minerals where it can leverage existing assets, skills and experience to enhance the delivery of value.

Delivery targets

We have set targets – see page 34 – which are measured and re-evaluated on an ongoing basis. They relate to six key areas of performance and define our vision of leadership in our sector. The performance areas are: safety, productivity, environmental management, production volumes, costs and financial performance.

Work is under way to develop a seventh target on community upliftment, which will support the focus of the business on sustainability and drive the creation of real and long-term beneficial relationships with social and business partners in communities where the company operates. Consultation is currently being undertaken to determine how performance will be measured in this area and to ensure that our baseline information is accurate. See page 34 for our five-year targets.

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Strategic focus areas

There are five key pillars to the business strategy that will assist in meeting our delivery targets.

People are the business

Providing the leadership and the supporting management processes to ensure that we have the right people, in the right roles, doing the right work, to deliver against our goals.

Maximise margins

Managing revenues to ensure that full value is realised from our products by delivering a quality product and managing costs to protect margins and returns on capital employed.



Strategic focus areas

- People are the business
- Maximise margins
- Manage the business as an asset portfolio
- Grow the business
- Embrace sustainability principles

Management framework

- Leadership
- Line ownership
- People systems
- Technical systems
- Measure and review



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Our management framework



Roles are clear – defining the responsibilities and accountabilities – and exactly how we are connected to every part of the business.
Leadership
Business process – detailing how all the tasks flow and fit together – and exactly how people interact within the operating system to get work done.
Line ownership with specialist support
Capable, engaged and effective employees
Employees involved and engaged
People
Results
Technical, commercial and operating systems
In control and capable plan
Measure and review
Systems of work
Results

Manage the business as an asset portfolio

Optimising asset and project portfolios to meet or exceed specified rates of returns. To achieve this, each asset is regularly reviewed and ranked in both absolute terms and relative to its peer group.

Grow the business

Developing a range of options for growth, including greenfield and brownfield exploration, new opportunities for promoting organic growth, value-accretive merger and acquisition opportunities and maximising the value of commodities other than gold within our portfolio.

Embrace sustainability principles

Developing business and social partnerships based on mutual value creation, while maintaining a focus on ensuring the safety and well-being of employees and managing environmental and other impacts.

The Project ONE management framework developed internally is being applied consistently throughout the business in the support of achieving the broader strategic objectives. At its core, the framework is designed to reduce variability in performance and support a seamless flow from strategy to delivery. This framework prescribes strong leadership, considered role description, appropriate resourcing to the task at hand, well-defined and documented business processes in all areas, clear accountability and consistent analysis and improvement of work undertaken.

Underpinning this framework is the firmly held conviction that we must consistently create and sustain value into the future. To achieve this, our approach must acknowledge broader societal concerns – namely, developing natural resources in environmentally-sensitive ways, while delivering an equitable economic model for local and broader-based communities.

The five strategic focus areas are reflected in the role descriptions of each executive and senior manager in the group and form the basis for evaluating their performance.

On the pages that follow we provide greater insight into each of AngloGold Ashanti's five core strategies, showing how they are implemented in practice.

Our strategy and strategic objectives –
People are the business

WE NEED THE RIGHT PEOPLE IN THE RIGHT ROLES DOING THE RIGHT WORK TO DELIVER AGAINST OUR GOALS.

How we are implementing this strategy

We believe that people are central to our success. The shortage of key skills is one of the most significant risks that we face, and one that is shared across the global mining industry.

We aim to create a value proposition that will attract and retain key skills, and which in turn will create a similar and appropriate value proposition for communities and other stakeholder groups.

Our values play a significant role in supporting this component of our strategy. A company-wide values survey was undertaken in 2010 and, as a result of the feedback received, regions have implemented practical initiatives that were identified and sponsored by employees to improve the way in which values are communicated and lived.

This values-based approach has been strengthened further through the development of a code of ethics which expresses the company's commitment to conducting business in line with the highest ethical standards and in compliance with applicable legal requirements. It sets out the standards of acceptable behaviour expected of all directors, employees, consultants, business partners and company representatives, emphasising performance with integrity. The Audit and Corporate Governance Committee of the board oversees the application of the code.

Strategy in practice:
Implementing effective systems

Our strategic direction as defined in our vision, mission, values and five core strategies introduced a new approach to leadership within the group that supports people doing the right work. We reviewed our management framework with a focus on strengthening both people and technical systems so that, in our constantly changing business contexts, we can reflect an aligned and consistent working model. We designed and implemented Project ONE. In essence, Project ONE is aimed at developing and implementing the systems necessary to enable AngloGold Ashanti to maximise efficiencies and productivity, and reduce costs so as to enable us to achieve our stated vision and mission, and to ensure the company's sustainability in the longer term. The key components of Project ONE are the Business Process Framework (BPF); the System for People (SP); and engagement.

Through Project ONE, we have rebuilt our business processes by putting in place people and technical systems to deliberately change our working environment and increase our focus on engagement.

These systems are integrated approaches to operating which together give effect to all our core strategies, but particularly to give real meaning to the adage: 'people are the business'. The SP begins with organisational designs that delineate clear structures, roles and associated accountabilities, and clarify how we connect every part of the business. Technical systems (or the BPF) detail our business processes and how all tasks fit and flow together to explain how people interact with each other within the operating system to get work done. Engagement encourages line ownership and team work, defining the way in which we relate to colleagues and external parties.

Simply put:

- The SP is about making sure we have the right people in the right role doing the right work.
- The BPF is about making sure we are doing the right work at the right time in the right way.
- Engagement ensures that we involve the right people in the right way to deliver the right outcome.

The objectives of the SP are to put in place 1) the right organisational structure with 2) the right people in the right role and 3) effective working relationships. Although still in the process of being implemented, we accelerated our rollout of the SP in 2011, focusing on the following:

1. **Structure:** organisational design and work complexity. Again, by way of example, organisational structures have been reviewed in line with the principles of Requisite Organisation and to ensure that accountabilities are assigned at the correct level.

2. **People:** role accountabilities and individual capability. By way of example, we have clarified role accountabilities in alignment to levels of work, and have assessed the current potential capability of individuals, striving to match the two in order to achieve the best fit between challenge and capability.

3. **Processes:** building the sub-systems that support the SP (for example, in talent and performance management).

SP: A comprehensive and integrated system


Safety is our first value
We treat each other with dignity and respect
We value diversity
We are accountable for our actions and undertake to deliver on our commitments
The communities and societies in which we operate will be better off for AngloGold Ashanti having been there
We respect the environment
Managerial leadership and engagement
Human resources planning
Talent pool development
Recruitment, selection and induction
Remuneration and conditions of employment
Performance management
Education and training
Organisation design to support business strategy
• Functional alignment
• Levels of work
• Role descriptions
• Authority and accountability
• Working relationships
Transformation

Organisation design – establishes a common approach to structuring the business in the most effective and efficient manner to support the delivery of the business objectives.

Managerial sub-systems – ensure that we have the right person in the right place at the right time.

Managerial leadership and engagement – practices that govern the interaction between managers and their subordinates.

Organisational values – set the limits within which the company and all its employees are expected to behave.

Transformation – ensuring a workplace free from discrimination, where employees represent the diverse populations of the countries in which we operate.

Our strategy and strategic objectives –
Maximise margins

WE NEED TO MANAGE REVENUES AND COSTS TO ENSURE THE DELIVERY AND PROTECTION OF RETURNS IN A VOLATILE PRICE ENVIRONMENT. MARGINS GENERATE CASH FLOW TO SUSTAIN AND GROW OPERATIONS, SO WE ARE CONSTANTLY STRIVING TO MAINTAIN AND IMPROVE ON OUR COSTS RELATIVE TO OUR INDUSTRY PEERS.

How we are implementing this strategy

AngloGold Ashanti maximises margins by actively managing both revenues and costs.

On **revenues**, we seek to realise full value from our products. We do this by:

- Offering exposure to spot prices. Since October 2010, we have been a fully unhedged gold producer. The elimination of our hedge book was value-accretive, taking into account gold price gains since the investment was made.
- Taking our product to an optimum final point to ensure that we have extracted full value across the value chain.
- Finding and developing new sources of gold production.
- Delivering products of a consistent quality, on time.

Costs are closely managed across the business. We benchmark ourselves on a total cost basis against the broader industry and strive to maintain these costs below the industry's mean in order to protect returns in a potentially volatile price environment.

Costs are regularly reviewed, focusing on critical processes, and as part of the annual business planning process. Our revised objective, after taking account of cost improvements already effected, taking us to 2015, is to effect a 20% improvement in real IFRS total cash costs per ounce (adjusted for mining inflation), from a 2010 baseline.



EBITDA*
($m)

08	09	10	11
1,131	1,663	1,897	3,014

* *Refer to the Non-GAAP section of the Annual Financial Statements for a definition of EBITDA.*

Strategy in practice: Improving cost performance – major initiatives and outcomes

Project ONE has been implemented to standardise operating procedures and achieve key five-year goals, including cost targets. The technical and people systems that form part of Project ONE are in various stages of implementation at the company's operations, and have to date contributed to savings of some $697m.

Project ONE principles were applied at Geita in Tanzania, which recorded exceptional improvements in cost and operating performance in 2011, reducing cash costs from $777/oz to $536/oz and increasing production by 38% to 494,000oz since 2008.

In the South Africa region, a major project is under way to develop a technology-oriented operating model, which has the potential to achieve significant cost savings, as well as enable safer operations which minimise environmental impacts. As a result of ongoing focus on energy saving initiatives, the South African region has reduced energy consumption by some 5.65% since 2010. Although absolute energy costs have risen due to power tariff increases, energy saving initiatives which are in place have significantly mitigated the impact of higher electricity prices.

A major area of focus remains the operational turnaround at Obuasi in Ghana. A multi-disciplinary task team was put in place in 2010 to focus efforts on improving operational and sustainability performance. Operational stability has been achieved. Production targets for 2011 were met and the operation made a cash contribution to the business. Although there is still work to be done, the foundation for a turnaround has been laid.

Geita EBITDA ($m) and EBITDA margin (%)



Obuasi free cash flow and EBITDA* ($m)



* *After all capex and working capital at hedge equalised prices*

Our strategy and strategic objectives –
Manage the business as an asset portfolio

MANAGING SHAREHOLDERS' FUNDS OPTIMALLY REQUIRES CONTINUAL FOCUS ON CAPITAL DEPLOYMENT. WE SEE THE BUSINESS AS AN ASSET PORTFOLIO WHERE CAPITAL IS CAREFULLY MANAGED TO MAXIMISE RETURNS.

How we are implementing this strategy

Our ambitious growth targets are balanced by our approach to portfolio management which ensures that growth is delivered while securing optimal returns for shareholders.

We carefully consider the allocation of capital within the group, applying asset portfolio management principles to the evaluation of projects and the assessment of potential growth opportunities. Short- and long-term spending priorities are balanced to ensure that the quality of production ounces is continually improved. This approach also requires the evaluation and management of the constraints and risk factors that exist in relation to each production asset. Capital deployment is optimised by investing only in assets and growth opportunities which offer superior returns.

Each asset and project is regularly reviewed as part of the company's annual business planning process. Projects are evaluated in absolute and relative terms to assess whether:

- the risk-adjusted rates of return have been met;
- the relative strengths and weaknesses of the portfolio have been identified, with a particular focus on risk and opportunities;
- effective strategies have been implemented to use resources optimally;
- operating performance is optimal and based on the most appropriate methods and design; and
- detailed planning and scheduling has been undertaken, and best-practice operating methods are used at each asset.

While operational management continues to be heavily involved in portfolio reviews and evaluation, a long-term perspective is also required for this process. A dedicated team has been established, and this team will conduct a rolling review of all of the group's assets as well as evaluating other potential growth opportunities.

Strategy in practice: 2008 asset assessment delivers results

Through continuous assessment and evaluation of the portfolio, actions to improve operational performance at existing assets were identified. The portfolio was also rationalised, and new opportunities identified.

An internal assessment of our asset portfolio by region was undertaken in 2008, and the same assessment was undertaken in September 2011.

All operations were assessed as to whether they had delivered:

- ● a "best performance"
- ▼ a "solid performance"
- ▲ was showing a turnaround – with good trends
- ■ improvement was needed
- ◆ was a cash drain and a material risk as a result.

In 2008, three operations – Geita, Cerro Vanguardia and Obuasi showed evidence of being a 'material risk' given the cash flow drained from the company. Only two operations – in South Africa and Australia – showed 'solid performance' and no best-performance assets were identified. EBITDA from each region was also charted as a fundamental measure of performance.

By 2011, the picture had significantly changed (see below). No operations evidence 'material risk' and while a few still require improvement, most operations show a 'solid performance' or 'good trends' towards a turnaround. Free cash flow has improved significantly.

EBITDA
($m)



	South Africa		Australia		Group
	Continental Africa		Americas		

Free cash flow*
($m)



September 2011 operational performance assessment

① **United States**
Cripple Creek & Victor ▲

② **Brazil**
Serra Grande ■
AGA Mineração ▼

③ **Argentina**
Cerro Vanguardia ▼

④ **Guinea**
Siguiri ▲

⑤ **Mali**
Yatela ▲
Sadiola ▲

⑥ **Ghana**
Iduapriem ▼
Obuasi ■

⑦ **Namibia**
Navachab ■

⑧ **South Africa**
TauTona ▲
Mponeng ■
Surface operations ▼
Moab Khotsong ▲
Great Noligwa ▲
Kopanang ▲

⑨ **Tanzania**
Geita ▼

⑩ **Australia**
Sunrise Dam ▲

- ● Best performance
- ▼ Solid performance
- ▲ Turnaround – good trends
- ■ Improvement needed
- ◆ Cash drain – material risk

Our strategy and strategic objectives –
Grow the business

WE ARE DEVELOPING A RANGE OF OPTIONS FOR GROWTH, RECOGNISING THAT THIS IS A KEY DRIVER OF VALUE. OUR GROWTH FOCUS IS BALANCED BY THE IMPERATIVE TO GENERATE SUSTAINABLE RETURNS FROM CURRENT OPERATIONS.

How we are implementing this strategy

Growth is included as a core strategy as it is a key longer-term driver of cash flow and financial performance and is essential, if we are to meet our targets, for the sustained delivery of shareholder returns.

We have set ambitious targets for production growth. Our objective is to achieve a gold production base of between 5.4 and 5.6Moz by 2015, increasing current output by some 22% over the 2010 baseline. We are also targeting increased contributions from uranium.

Our growth targets will be achieved through:

- **Greenfield exploration** which is a key value driver, enabling the business to generate production ounces at competitive cost. Major discoveries have been recorded by our greenfield exploration team in Colombia, Australia and the DRC. During the year, we continued to advance exploration opportunities across target areas in Colombia, the Tropicana belt in Australia, the DRC, the Middle East and North Africa, and in the Solomon Islands. Tropicana, the product of successful greenfield exploration, is scheduled to pour its first gold in late 2013. As a result of this work, we have now established an exceptional portfolio of global exploration projects, with the potential to add significantly to our production profile over the next 10 years. See page 56 of our Annual Financial Statements **FS** .

- **Brownfield exploration** where we leverage our current infrastructure at existing operations by increasing reserves or making new discoveries in close proximity to operations. Brownfield exploration is a low-risk option for growth which generates significant value. For example, extensive brownfield exploration has taken place at Cerro Vanguardia in Argentina and Cripple Creek & Victor in the USA with good results. At the Córrego do Sítio mine in Brazil, successful brownfield exploration has led to the development of a new operation. Production at this mine began in November 2011. See page 58 for further details and the Annual Financial Statements **FS** .

- Organic growth is achieved through effective **project development**, bringing a range of projects to successful production. Teams are engaged in progressing heap leach and underground projects at Cerro Vanguardia; expansion at Cripple Creek & Victor, at Tropicana in Australia; in Continental Africa, advancing the Kibali and Mongbwalu projects in the DRC and the Sadiola Deep Sulphide projects in Mali, contingent on the completion of bankable feasibility studies. See page 56 for further details and the Annual Financial Statements **FS** .

- We will selectively pursue value-accretive merger and acquisition opportunities as they arise.

- We will maximise the value from other commodities, including uranium, within our existing and developing asset portfolio.

The components of our growth strategy work together to create a range of options for investment in future production ounces, enabling us to define a growth path which will continue to build a portfolio of high-quality assets.

Strategy in practice: Acquiring cost-competitive ounces through greenfield exploration

AngloGold Ashanti's greenfield exploration strategy has enabled the addition of production ounces at relatively low cost. By way of example, the acquisition cost per ounce for the Kibali Gold project was $37/oz, and our greenfield/brownfield exploration cost per ounce is in the region of $30/oz.

Our objective is to achieve a return greater than 25% on exploration investment. Discovery costs are targeted at $25/oz. We estimate that, since 2002, we have generated extensive value in our exploration portfolio from these recent discoveries. If prices paid for several recent acquisitions are applied to the ounces discovered (some in excess of $300/oz for projects still in exploration phase) the intrinsic value of these discoveries could run into billions of dollars.

Our portfolio of exploration assets is carefully managed to ensure an adequate balance between early stage and advanced projects in known and emerging exploration regions. Projects are either wholly owned or undertaken in partnership with others, to maximise the range of opportunities in which we can participate while balancing risk. Local partners bring valuable country or regional knowledge. Strategic partnerships at regional level, such as our joint venture with Thani Industries in the Middle East and North Africa, enhance our ability to add to our exploration portfolio in a way that manages risk and is value-accretive. Significant progress has been made through this partnership.

In 2009, the exploration team expanded its activities to include marine exploration, forming a partnership with De Beers to explore on the continental shelf. This programme is continuing in 2012.

For 2012, expensed exploration expenditure of $232m is planned. In addition $150m will be spent on various studies. See page 56 for further details.

We frequently review our exploration portfolio to ensure that exploration assets that do not meet our investment criteria can be sold to generate funding for future positions and opportunities and to ensure that an interim return is captured.

Pathway to value – concept to resource definition



Create from value platform
Crystallise value
Colombia Regional
Analma-Toche, Quebradona
Guinea
Blocks 2/3/4
Blocks 2/3
Saraya, Kounkoun
DRC
Kilo (AGK)
Mont Tsi, Northwest
Egypt
Hodine (Anbat)
Hutite
Solomon Islands
New Georgia JV
Mase / Kele JV
Konga
Tropicana JV, Viking
Iceberg, Sidecar, Dragonfly Beaker, Animal
Havana Deeps, Boston Shaker
Project generation
Target generation
Drill target definition
Drill testing
Resource definition/ conceptual studies
Prefeasibility
Early-stage exploration
Mid-stage exploration
Late-stage
Exploration
4-5 years
3-4 years
2-3 years
1-2 years

Our strategy and strategic objectives –
Embrace sustainability principles

LONG-TERM VALUE CREATION IS DEPENDENT ON THE QUALITY AND SUSTAINABILITY OF OUR RELATIONSHIPS AND OUR ABILITY TO CREATE MUTUAL VALUE WITH BUSINESS AND SOCIAL PARTNERS.

How we are implementing this strategy

This core strategy not only reflects our values-based approach, but also recognises that sustainability performance is key to ensuring that the company can secure and maintain its social licence to operate.

AngloGold Ashanti's operations are managed as four regions across a diverse range of jurisdictions. Each region manages a unique set of sustainability priorities, issues and risks reflecting the local context, the operation and key business objectives.

A global sustainable development framework is currently being developed which reflects the need for an integrated approach, recognising the linkages that exist between the various areas of sustainability management and the need for cross learning throughout the group. A key deliverable in terms of this framework will be the implementation of more consistent strategies for managing community relationships across AngloGold Ashanti's operations.

AngloGold Ashanti reports annually on sustainability performance. More detail on the issues and strategies in this area is available in our Sustainability Report.

Strategy in practice:
Incorporating sustainability principles through the project life cycle

AngloGold Ashanti considers a range of sustainability principles at each stage of the project life cycle, from exploration to project development, through the operating life and ending in closure.

During 2011, steps were taken to strengthen the way sustainability principles are applied at the exploration phase of projects. The greenfield exploration business unit manages exploration across 17 countries, with projects in Australia, Colombia and the DRC at an advanced stage of development. We are in the process of enhancing capacity in the area of sustainability management, based on an understanding that:

- greenfields exploration is a critical area of business growth;
- exploration activities have the potential to affect local communities and the local environment both positively and negatively; and
- the integration of sustainability principles into exploration programmes enables the company to mitigate project risk more effectively; avoid project delays, which

frequently result from a lack of community support; and take advantage of opportunities to create world-class operations.

Processes for non-technical due diligence in respect of exploration projects were introduced during 2011 and these processes were piloted at AngloGold Ashanti's joint venture in the Solomon Islands. A multi-disciplinary due diligence team, including specialist sustainability expertise drawn from the group, spent a week in the Solomon Islands evaluating the site work completed to date by the managing joint venture partner and using AngloGold Ashanti's existing and emerging corporate sustainability standards as a framework. A series of recommendations were made as a result of the study, focusing on the reduction of current and future non-technical risks.

This due diligence exercise was the first step in a longer term programme of improving oversight of greenfields exploration programmes, which will enable AngloGold Ashanti to better identify key risks early in the life cycle of mining projects and to mitigate these risks more effectively.

Letter from the chief executive officer

FOUNDATION LAID FOR RETURN TO GROWTH



Mark Cutifani, chief executive officer

To our shareholders and business and social partners

It has been another milestone year for your company. The recent years of hard work fortifying the balance sheet and building the framework for sustained business improvement has helped propel AngloGold Ashanti's cash flow from operating activities to $2.66bn, and adjusted headline earnings to $1.3bn, both records. At the same time we have rebuilt our operating foundations positioning the business for physical growth and improving financial performance.

2011: Improved returns and a platform for growth established

As the year progressed, AngloGold Ashanti's unique value proposition became increasingly clear. The company not only generated peer-group leading returns and cash flow yields, but also advanced projects through the pipeline toward its goal of growing production by 24% to between 5.4 and 5.6Moz by 2015. Our portfolio of growth projects that will take us to this goal are either in the final study phases or are in physical development. Importantly, we continue to improve our competitive position as these projects are priced well below the industry average capital cost, with associated competitive operating costs. The combination of these two factors will help support our industry-leading capital returns.

These are strong differentiating factors in an industry struggling to increase output amid soaring capital expenditure bills. While the target is undoubtedly challenging, it remains eminently achievable given our drive to enhance the organisation's overall execution capability levels, from both within and outside the mining industry.

The higher gold prices seen last year more than vindicated the decision made in October 2010 to eliminate the legacy, out-of-the-money hedge positions which created a significant drag on earnings and cash flow. With full exposure to the rising gold price for an entire year, free cash flow rose by 59% from 2010, while adjusted headline earnings were 65% higher at $1.3bn – both record figures. AngloGold Ashanti ended the year with a net debt of $610m, reinforcing the health of the underlying business and the continually improving quality of earnings.

PODCAST:
**Mark Cutifani,
Chief Executive Officer**

Podcast available at: www.aga-reports.com/11/podcasts.htm



Given the surging cash inflows, a decision was taken by the board in November 2011 to switch to quarterly dividends in order to provide a more timely return to shareholders, and to improve the pay-out in absolute terms. The full year dividend of 380 SA cents per share was 235% higher than 2010. This increase continues to deliver on the Board's determination to ensure shareholders participate in the improved fortunes of the company, while at the same time ensuring that our exciting pipeline of growth projects can be funded from internal sources and our investment-grade rating is maintained.

Improved capability among our operating teams, alongside the continued rollout of AngloGold Ashanti's Project ONE business improvement initiative, detailed on page 23, together helped achieve significant operational success during 2011. The stand out in the portfolio was Geita in Tanzania, which returned to its position as a cornerstone asset for the group. From this mine's nadir in 2008, when it produced 264,000oz and total cash costs of $728/oz, the operating teams have achieved a remarkable turnaround. In 2011, Geita produced 494,000oz at a total cash cost of $536/oz, which represents an improvement of $583m in mine operational cash flow since 2008.

A strong operational performance despite headwinds

Our operating teams made strong progress in their business improvement objectives during 2011, despite a series of strong headwinds during the year. Production for the 12 months was 4.33Moz at a total cash cost of $728/oz, with an average exchange rate of R7.26/$ during the year. That was in line with revised guidance, but fell short of initial guidance of 4.55Moz to 4.75Moz at a total cash cost of $660/oz to $685/oz.

Obuasi was a key area of focus for AngloGold Ashanti and, for me in particular, with a sustained improvement in its overall performance a key objective set by the board. This operation has a well-documented suite of operating and sustainability-related challenges, but remains one of the world's great orebodies with a resource base of more than 30Moz. The operating taskforce appointed at the beginning of the year made great strides not only in stabilising its operating processes but also in looking at options to ensure a prosperous future for all stakeholders. By delivering production of 313,000oz at a total cash cost of $862/oz, the mine achieved its targets for the year and delivered cash flow, after all sustaining capital expenditures, of $39m. This

compares with $8m the previous year. There remains much to do here, but the progress already made provides a solid platform to begin the march back toward annual production of 500,000oz in coming years.

In Australia, a major flood occurred in February, which exceeded the one-in-one-hundred year record. Surface infrastructure at Sunrise Dam was damaged and the underground mine was inundated with water, which disrupted underground operations for approximately four months. In a related event, the main access ramp to the active open pit was lost when a section of the pit wall failed. Open pit mining was suspended for over six months while a new access ramp was established. This caused a 62% drop in output to 246,000oz and a concomitant rise in costs to $1,367/oz. Graham Ehm's team in Australia worked hard to steady the operation while including in its long-term development the exciting new discovery of the Vogue orebody lying beneath the current workings. The new deposit appears to be conducive to lower cost bulk mining and has the potential to yield a resource of between 2Moz and 5Moz. More detail on the long-term potential and future of this operation will be provided during 2012.

In Continental Africa, Richard Duffy's team made solid progress towards stabilising a regional portfolio that has provided its share of challenges in the past. In 2011, the work done to substantially improve the performance across the continent gained traction, evidenced by the $921m increase in EBITDA since 2008, when our new strategy was launched. However, there remains urgent operating challenges for us to address, particularly at Siguiri in Guinea, where a shortfall in grade curtailed production in 2011. The remedy here lies in the aggressive drilling campaign already under way to improve knowledge of the orebody. An ancillary benefit of this work was the discovery of a seemingly rich patch of ore close to the operating plant, which will further improve the long-term growth prospects for this tier-one gold resource. Both Sunrise Dam and Siguiri present the key operating challenges for us in the year ahead and plans are in place to ensure their fortunes improve.

Our South African region continued to hold its title as chief cash contributor to the group, with the highest quality and best-run suite of assets in the country, and margins among the best in the world. A decision taken early in the year to halt the extraction of the shaft pillar at TauTona, in the interests of safety, cost 37,000oz, whilst Section 54

*   *Based on a predicted exchange rate of R7.40/$*

production stoppages cost another 73,000oz. A short strike during the year, which cut production by some 45,000oz, presaged a mutually beneficial two-year settlement with major unions which increased local payroll costs by around 8.3%. Our engagement with our partners in labour, while undeniably robust, remains constructive and respectful. An important outcome of the mining talks is the undertaking in principle of all parties to investigate methods that will better utilise our fixed assets, which benefit from shift-work on only 270 of 365 days in any year, given sporadic weekend work and extended vacation breaks. In other jurisdictions, mines are typically operated for 330 days or more, per year. This represents a fortuitous opportunity to not only improve production and returns from enormous sunk infrastructure in South Africa, with no significant capital commitment, but to arrest the declining employment profile of the gold mining industry. We hope to report on progress in this regard during 2012.

The gold market

While the operational 'engine room' of the business has never been in better shape, prevailing trends in the gold market continue to give us cause for optimism. Demand and supply fundamentals, as well as the reigning uncertainty in global markets, all underpin a bull market now in its 10th year. Bullion touched a record closing price of $1,900/oz in September 2011 before settling lower at $1,563/oz at year-end. This represented an 11% gain for 2011, significantly outperforming all benchmark equity indices across the globe.

Demand for gold from central banks the world over continued to grow. After decades of selling, consumers adapted quickly to higher prices and gold exchange traded funds continued to grow in popularity among investors of all kinds. Still, the supply response from the industry in these times of plenty remained somewhat muted as constraints to new production, including remoteness, lack of infrastructure, permitting delays and a dearth of new discoveries, intensified. Meanwhile, the price was driven higher by a range of factors in different markets, such as concerns over inflation in India and China, wrangling over lifting the debt ceiling in the US, and the intensification of the debt crisis threatening the Eurozone. We believe that a quick and clean resolution to any one of these challenges remains elusive in the short to medium term, ensuring on-going support of gold as a safe harbour investment for the foreseeable future.

It is important to note that once the overall macroeconomic picture improves, the radically expanded balance sheets of the world's largest economies are likely to present a serious inflationary threat, potentially limiting downside for some time to come.

The equity market

While gold prices fared well, much of the investment community remained perplexed at the relative poor performance of gold equities which lagged the metal during the year. In our view, general weakness in global equities, alongside increased resource nationalism across the world, the constant threat of higher taxes and royalties in several prominent operating jurisdictions, difficulties in achieving growth and operating targets, poorly judged acquisitions by some peers, unchecked costs, and runaway capital expenditure across the sector, were among the factors that together conspired to dull investor appetite for gold stocks. The impact on South African-domiciled gold stocks was compounded by a proposal from the African National Congress Youth League and others concerning nationalisation of the country's mining assets. While the government at all levels has made clear that nationalisation will not form part of its policy – a view AngloGold Ashanti's management fully endorses – the increased rhetoric continued to receive intensive coverage at home and abroad, which unsurprisingly depressed gold equity valuations.

To counter these headwinds and improve the performance of the equity, we initiated a concerted shareholder marketing effort in the second half of the year to clearly communicate AngloGold Ashanti's relative value proposition and defuse fears over expropriation, which we believe to be largely unfounded. We also worked to expound on the strategies in place to further diversify the portfolio, to manage costs through the ONE model, to increase output with an unmatched suite of projects, to place continued focus on capital discipline and to further improve returns to shareholders.

Leadership in technology

We are pursuing an exciting opportunity in South Africa to capture the benefits of technology to safely unlock a resource of more than 70Moz at the deeper reaches of our resource base. Work is now into its second year with a multi-disciplinary, open consortium convened by AngloGold Ashanti, which counts among its members international luminaries like General Electric, Schlumberger, 3M, Atlas Copco, ABB, Sandvik, SNC Lavalin and a range of other specialists and universities. We have formed teams to tackle a spectrum of challenges ranging from data management and organisational change, to environmental management, mine design, rock breaking and underground logistics, among others. This puts us at the forefront of the drive to extract minerals at depth, both safely and profitably. Far from being an academic exercise, we plan to begin testing machinery and mining methods developed by the consortium early next year at our Vaal River operations.

Rather than look at alternatives, like replacing manual labour with mechanised, larger-scale mining methods, the thrust of our prototype work will be in re-purposing existing tunnel boring and ore-transport methods already in use elsewhere in the mining universe, and to remove the traditional, but inherently inefficient and unsafe stop-start 'drill-and-blast' mining method. In addition to the obvious safety benefit, shared research and development investment among several parties makes this a cost-effective exercise. This, in turn, will open a wealth of opportunities for AngloGold Ashanti.

Robbie Lazare was an early champion of technology in his role as Executive Vice President: South Africa. During the year he was succeeded by Mike O'Hare, his long-time lieutenant with a wealth of operating experience across the continent. Robbie continued work on the executive committee with a wider brief that encompassed long-term strategic planning, sustainability and job creation. He leaves AngloGold Ashanti in 2012 after 30 years of distinguished service, most recently in effecting the turnaround of the South African operations in 2009/2010. We wish him well in his retirement.

Safety

A primary benefit of this technology's application is the creation of a safer workplace. There is no more eloquent reminder of the urgency in creating a step-change improvement in safety than the 15 colleagues who lost their lives in accidents during the year. Nine of these fatalities were recorded in South Africa, three in Ghana, one in Brazil, one in Colombia and one in Eritrea. These tragedies blight what remains important progress made in lowering benchmark incidence rates. Since 2006, injury frequency rates have more than halved, and fatality rates are more than 60%

better, placing us well ahead of our South African peers. There is no end to the effort and resources we will expend to eliminate injuries from our sites and 2012 will see this push continue as we accelerate the rollout of Project ONE. This operating model carries with it a host of ancillary safety benefits born of better planning and scheduling, as well as heightened awareness of risk at all levels in the business. It is of vital importance that, as the fortunes of this business improve, everyone enjoys the benefits, together.

Integrating sustainability into the business

Through this Annual Integrated Report, we have tried to 'paint a picture' for stakeholders of all aspects of our business – the risks and opportunities we face, our objectives and targets, the strategies we have developed in response and indeed the persona of the business. We recognise that 'people are the business' – those within the company, those who interact with the company, and those around the company – and that we have a duty and responsibility to engage and interact with them, and to understand and to meet their expectations of being a responsible citizen. A report such as this can only provide a snapshot, however, and we have made more detailed, specific and localised reporting on our website.

Although we have produced a separate Sustainability Report, it is important to understand that sustainability as we understand it is that which underlines the long-term viability of our business. An important development during the year has been the development of a sustainable development framework for the group which, like our values, will ensure a consistency of interaction and approach across the group, but that will address the needs embedded within specific operations and locations.

Executive

In September 2011, we bade farewell to Thero Setiloane, our executive vice president for sustainability. Thero has joined Business Leadership South Africa, an organisation representing the 84 largest businesses in South Africa, of which AngloGold Ashanti is a member. In 2011, also welcomed to the executive were Ria Sanz as Group General Counsel, and Italia Boninelli as Executive Vice President – people and organisational development.

Ria joined AngloGold Ashanti in June 2011 and is responsible for the legal function for the group, compliance and company secretarial. Italia joined AngloGold Ashanti in October 2010 and is responsible for the company's people strategy, transformation and change management initiatives.

Looking ahead

We must redouble our efforts in 2012 to further press our advantage and make clear to current and potential shareholders the competitive edge in operational diversification, cash flow, returns and growth that set this business apart. With superior cash flows, we aim to fund all expansions from internal sources, as we improve the overall balance of the portfolio. With additional contributions expected from Australia, Continental Africa and our Americas regions, as well as a steady contribution from our prized West Wits and Vaal River assets, South Africa will account for roughly 30% of production by 2014, from current levels of 37%.

The first of our greenfield projects that will take us to our medium-term production goal of between 5.4Moz and 5.6Moz, continued to progress well. Tropicana, in Western Australia, concluded its first year in development and is on budget and on schedule to pour first gold in 2013, no mean feat in the current operating environment. All the while, the resource base continued to grow as predicted, improving the prospects that the elevated production planned for the initial three years of operation can be sustained for a longer period. Similarly, the Kibali joint venture and the Mongbwalu project in the DRC continued to grow their endowments with increased drilling, while still keeping to their timetables. Funding of critical path items for both projects continued in the first quarter of 2012, ahead of board approval anticipated in the first half of the year.

Of the raft of brownfield projects that will contribute to the medium-term growth target, the first, at Córrego do Sítio in Brazil, began producing on schedule in November 2011, while the work towards adding incremental production from heap leach and underground sources at Cerro Vanguardia, Argentina, continued apace. Our project teams also continued work to complete final feasibility studies for the Deep Sulphide project at Sadiola, Mali, and the further expansion at CC&V in the US. The Continental Africa group, with support from the technical development and sustainability groups, made progress on the blueprint for long-

term growth at Obuasi, in Ghana. The fact that each of these projects are already permitted lends rigour and certainty to our growth plan and further sets us apart from peers.

Filling that project pipeline through exploration remains a priority for us, as it has done for more than a decade. We have a proud record of adding new ounces to our endowment from greenfield and brownfield drilling, at less than $30/oz over time. Strong reserve and resource additions were made in the US, Colombia and Australia, which helped grow reserves by 6% to 75.6Moz and resources by 5% to 230.9Moz. Rather than focus on large acquisitions to fuel growth, as several of our peers are forced to do owing to a lack of exploration success, our primary goal is to continue to grow resources through the drill-bit. This provides the best return on investment available.

The exploration budget of $465m for 2012 includes spending on feasibility studies, with a focus on advancing projects and adding ounces at properties including those in Australia, the DRC, Egypt, the Solomon Islands, Guinea, Colombia, Brazil and the US. Our world-class exploration team has four greenfield discoveries under its belt and continues to dominate some of the best real estate in the gold sector. We believe more significant discoveries will follow.

In closing, I would again like to thank our shareholders for their loyalty as well as our host communities and governments for continuing to work with us in responsibly developing their mineral patrimony. And to every one of my colleagues at AngloGold Ashanti, thank you again for another year of focus and hard work in a year that presented its fair share of challenges, as we moved toward our long-term goal of building the world's leading mining company.

Mark Cutifani
Chief executive officer
16 March 2012

Five-year targets and scorecard

In 2010, the AngloGold Ashanti board agreed a set of five-year targets for the period 2011 to 2015. These five-year targets are aligned with our strategy.

AngloGold Ashanti may not be able to reach these goals. Refer to the section titled 'Forward-Looking Statements' on p.1 of this report, to the section titled 'Risk review' on page 15 of this report, and to the section titled 'Risk Management and Risk Factors' in the Annual Financial Statements.

Five-year targets (2011 to 2015)

Delivery targets	Five-year delivery targets	Relevant performance indicators
Safety	All injury frequency rate (AIFR) of less than 9 per million hours worked	All injury frequency rate
Productivity	20% improvement in productivity (base year 2010)	Productivity per total employee costed
Environmental performance	30% reduction in reportable incidents (base year 2010)	Number of reportable environmental incidents*
Production volumes	20% increase in production to between 5.4Moz and 5.6Moz (base year 2010)	Total gold production
Total cash costs	20% decrease in real unit costs (excluding mining inflation, royalty and fuel price impact) (base year 2010)	Total cash costs ($/oz)
Financial performance	Delivery of returns to shareholders of 15% through the cycle	Return on shareholders equity
Social licencing	40% improvement through to 2015	Number of operational interruptions Approvals withheld or delayed on account of inadequate community engagement Value added through community engagement

Each year, we will report back to shareholders on the progress that we have made towards achieving these targets. The social licencing targets were only introduced in 2011 and we will report against these in 2012.

Progress against targets

Target	Progress	2010 – 2011

Safety:

Target: To achieve an AIFR of less than 9 per million hours worked, we must reduce our AIFR by 34% by 2015.

Base: Actual three-year rolling average 2008 to 2010 of 13.68 per million hours worked

Actual 2011: 9.76 per million hours worked

Improvement on base rate of 29%

AIFR
(per million hours worked)

29% decrease (2010-2011)

13.68   9.76   9

Base rate   2011   2015 target

Progress against targets

Target	Progress	2010 – 2011

Productivity:

Target: To achieve a 20% improvement in productivity (oz/TEC), we must increase productivity to 10.98oz/TEC by 2015.

Base: 9.15oz/TEC in 2010

Actual 2011: 9.32oz/TEC in 2011.

Improvement from base rate of 1.85%

Productivity
(oz/TEC)

```
9.15          9.32          10.98
Base rate     2011          2015 target
```

↗ **1.85% increase** (2010-2011)

Environmental performance:

Target: To achieve a 30% reduction in reportable incidents, we must reduce the number of environmental incidents to less than 19 a year by 2015.

Base: 27 environmental incidents reported in 2010

Actual 2011: 27 environmental incidents reported in 2010

Continental African sustainability projects should improve performance

Environmental incidents

```
27            27            19
Base rate     2011          2015 target
```

→ **no improvement** (2010-2011)

Production:

Target: To produce between 5.4Moz and 5.6Moz by 2015, we must increase production by at least 20% by 2015.

Base: 4.51Moz in 2010.

Actual 2011: 4.33Moz

2011 actual production adversely affected by floods in Australia and Section 54 stoppages in South Africa

Production
(Moz)

```
4.51          4.33          5.4
Base rate     2011          2015 target
```

↘ **4% decrease** (2010-2011)

Total cash costs:

Target: To achieve a 20% improvement in real unit costs by 2015, we must reduce real unit costs to $510/oz by 2015.

Base: $638/oz

Actual 2011: $728/oz ($645/oz excluding mining inflation, royalty and fuel price impact)

2011 actual unit cash cost performance affected by production

The impact in 2011 compared to 2010 of foreign currencies against the US dollar was not significant

Total cash costs
($/oz)

```
638           645           510
Base rate     2011          2015 target
```

↗ **1% increase** (2010-2011)

Return on total shareholder equity:

Target: To achieve a return on total shareholder equity of 15% through the cycle to 2015.

Base: 20%

Actual 2011: 25%

Target exceeded in 2011

Return on net capital employed 2011: 20%

Return on shareholder equity
(%)

```
20            25            15
Base rate     2011          2015 target
```

↗ **25% increase** (2010-2011)

Operations at a glance

Operation	Attributable tonnes treated/milled (Mt)			Average grade recovered (g/t)			Attributable gold production (000oz)		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
South Africa							**1,624**	1,785	1,797
Vaal River									
Great Noligwa	0.5	0.7	0.9	5.58	5.99	5.73	94	132	158
Kopanang	1.5	1.6	1.6	6.47	6.13	6.74	307	305	336
Moab Khotsong	0.9	1.0	0.8	9.39	9.03	9.36	266	292	247
Tau Lekoa [1]	–	0.6	1.2	–	3.32	3.32	–	63	124
Surface operations	10.7	10.2	9.7	0.48	0.54	0.53	164	179	164
West Wits									
Mponeng	1.6	1.7	1.9	9.71	9.48	8.66	500	532	520
Savuka	0.2	0.1	0.2	6.69	5.30	5.45	49	22	30
TauTona [2]	1.0	1.1	1.5	7.55	7.01	7.29	244	259	218
Continental Africa							**1,570**	1,492	1,585
Ghana									
Iduapriem	4.3	3.4	3.4	1.44	1.70	1.72	199	185	190
Obuasi [2]	2.0	2.6	4.6	4.82	5.16	5.18	313	317	381
Guinea									
Siguiri (85%)	9.7	8.8	8.8	0.79	0.97	1.11	249	273	316
Mali									
Morila (40%)	1.8	1.7	1.7	1.70	1.70	2.47	99	95	137
Sadiola (41%) [3]	2.0	1.8	1.7	1.90	2.04	2.52	121	118	135
Yatela (40%) [4]	1.1	1.2	1.1	1.04	1.23	3.62	29	60	89
Namibia									
Navachab	1.4	1.5	1.3	1.46	1.80	1.58	66	86	65
Tanzania									
Geita	3.9	4.7	4.5	3.98	2.36	1.89	494	357	272
Australasia							**246**	396	401
Australia									
Sunrise Dam	3.6	3.6	3.9	2.16	3.40	3.22	246	396	401
Americas							**891**	842	816
Argentina									
Cerro Vanguardia (92.5%)	1.0	1.0	0.9	6.23	6.11	6.51	196	194	192
Brazil									
AGA Mineração [2]	1.7	1.6	1.5	7.43	7.21	7.02	361	338	329
Serra Grande (50%)	0.6	0.6	0.5	3.59	4.05	4.52	67	77	77
United States									
Cripple Creek & Victor [4]	20.3	20.6	18.7	0.39	0.43	0.46	267	233	218
AngloGold Ashanti							**4,331**	4,515	4,599

[1] Sold in August 2010.

[2] The yields of TauTona, Obuasi and AGA Mineração represent underground operations.

[3] Prior to 29 December 2009, AngloGold Ashanti's shareholding in Sadiola was 38%.

[4] The yields of Yatela and Cripple Creek & Victor reflect recoverable gold placed/tonnes placed from heap leach operations.

Operation	Total cash costs ($/oz)			Capital expenditure ($m)		
	2011	2010	2009	2011	2010	2009
South Africa	**694**	598	466	**532**	424	385
Vaal River						
Great Noligwa	**1,194**	884	794	**29**	24	24
Kopanang	**681**	613	406	**92**	61	58
Moab Khotsong	**689**	588	424	**147**	120	104
Tau Lekoa [1]	**–**	921	718	**–**	10	17
Surface operations	**660**	485	341	**5**	3	3
West Wits						
Mponeng	**546**	453	329	**172**	122	109
Savuka	**864**	1,100	1,115	**8**	9	13
TauTona	**818**	700	559	**79**	75	57
Continental Africa	**765**	712	608	**420**	234	198
Ghana						
Iduapriem	**853**	666	516	**73**	17	28
Obuasi	**862**	744	630	**132**	109	94
Exploration and other	**–**	–	–	**–**	1	2
Guinea						
Siguiri (85%)	**862**	643	519	**15**	10	22
Non-controlling interests and exploration	**–**	–	–	**3**	2	4
Mali						
Morila (40%) [2]	**810**	715	527	**1**	1	4
Sadiola (41%) [2] [3]	**792**	650	488	**14**	8	4
Yatela (40%) [2]	**1,543**	807	368	**1**	2	1
Namibia						
Navachab	**1,038**	727	622	**48**	14	20
Tanzania						
Geita	**536**	777	954	**58**	38	19
Democratic Republic of the Congo						
Kibali (45%) [2]	**–**	–	–	**73**	30	–
Other	**–**	–	–	**2**	2	–
Australasia	**1,431**	982	662	**102**	40	177
Boddington (33.33%)	**–**	–	–	**–**	–	146
Sunrise Dam	**1,367**	957	646	**27**	29	31
Tropicana (70%)	**–**	–	–	**73**	10	–
Exploration and other	**–**	–	–	**2**	1	–
Americas	**528**	432	362	**456**	311	258
Argentina						
Cerro Vanguardia (92.5%)	**393**	366	355	**73**	38	17
Brazil						
AGA Mineração	**525**	407	339	**259**	142	84
Serra Grande (50%)	**767**	481	406	**22**	26	33
United States						
Cripple Creek & Victor	**564**	493	376	**67**	73	87
Other						
Non-controlling interests and exploration	**–**	–	–	**35**	32	37
Other	**–**	–	–	**17**	6	9
Sub-total				**1,527**	1,015	1,027
Equity-accounted investments included above				**(88)**	(42)	(8)
AngloGold Ashanti	**728**	638	514	**1,439**	973	1,019

[1] Sold in August 2010.

[2] Equity-accounted investments.

[3] Prior to 29 December 2009, AngloGold Ashanti's shareholding in Sadiola was 38%.

Operations at a glance continued

Operation	Average number of people employed (including contractors)			All injury frequency rate (per million hours worked)			Reportable environmental incidents		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
South Africa [1]	**32,082**	35,660	37,425	**15.57**	16.69	17.72	**12**	10	35
Vaal River									
Great Noligwa	**2,967**	3,315	4,739	**23.92**	21.63	17.51			
Kopanang	**5,892**	5,938	6,059	**23.18**	21.86	22.71			
Moab Khotsong	**6,581**	6,452	6,069	**20.48**	19.72	28.82			
Tau Lekoa [2]	**–**	2,737	3,114	**–**	32.41	26.39			
Surface operations	**745**	374	234	**6.44**	5.99	9.10			
West Wits									
Mponeng	**5,788**	5,778	6,029	**15.39**	15.93	14.31			
Savuka	**815**	981	1,054	**8.39**	7.69	13.23			
TauTona	**4,507**	4,609	4,293	**13.36**	19.03	15.84			
Other	**4,787**	5,476	5,834	**–**	–	–			
Continental Africa	**16,539**	15,761	15,267	**3.03**	5.26	6.09	**14**	16	15
Ghana									
Iduapriem	**1,543**	1,483	1,447	**6.61**	9.73	12.26	**–**	5	5
Obuasi	**5,538**	5,722	5,759	**2.37**	2.86	4.73	**14**	6	10
Guinea									
Siguiri (100%)	**3,666**	3,170	2,973	**1.27**	6.15	5.54	**–**	3	–
Mali									
Morila (40%) [3] [4]	**328**	356	421	**–**	–	–	**–**	–	–
Sadiola (41%) [4]	**756**	726	582	**2.44**	1.65	2.31	**–**	1	–
Yatela (40%) [4]	**377**	352	321	**1.52**	2.28	5.54	**–**	–	–
Namibia									
Navachab	**790**	687	578	**2.00**	25.60	26.30	**–**	–	–
Tanzania									
Geita	**3,541**	3,265	3,186	**3.60**	5.38	5.56	**–**	1	–
Australasia	**509**	494	1,776	**18.11**	13.10	8.64	**1**	–	1
Australia									
Sunrise Dam	**509**	494	455	**19.40**	13.65	8.94	**1**	–	1
Boddington	**–**	–	1,321	**–**	–	–	**–**	–	–
Americas	**7,389**	6,582	5,884	**6.33**	5.66	7.12	**–**	1	–
Argentina									
Cerro Vanguardia (100%)	**1,644**	1,242	1,069	**1.59**	8.08	9.34	**–**	1	–
Brazil									
AGA Mineração	**3,825**	3,426	2,964	**4.05**	2.62	4.19	**–**	–	–
Serra Grande (100%)	**1,339**	1,268	1,289	**3.48**	7.22	8.99	**–**	–	–
United States									
Cripple Creek & Victor	**581**	646	562	**19.80**	12.26	15.80	**–**	–	–
Other, including corporate and non-gold producing subsidiaries	**4,723**	3,549	3,012	**–**	–	–	**–**	–	–
AngloGold Ashanti	**61,242**	62,046	63,364	**9.76**	11.50	12.88	**27**	27	51

[1] Environmental incidents reported on a regional basis.

[2] Sold in August 2010.

[3] Safety statistics for Morila are reported by Randgold Resources, the operator of this mine, and are not included in AngloGold Ashanti's statistics as this operation is not managed by AngloGold Ashanti.

[4] Average number of employees are attributable.

Operation	Total energy usage (Million GJ)			Total water consumption (ML)			Total greenhouse gas emissions (ktCO$_2$e)		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
South Africa	**11.68**	12.37	12.34	**18,821**	20,896	19,649	**3,079**	3,419	3,396
Vaal River	**6.09**	6.76	7.03	**13,572**	15,587	14,330	**1,574**	1,812	1,894
West Wits	**5.58**	5.61	5.31	**5,249**	5,309	5,319	**1,505**	1,607	1,503
Continental Africa	**11.49**	11.30	11.13	**27,114**	24,432	26,344	**957**	936	969
Ghana									
Iduapriem	**0.98**	1.03	1.05	**408**	99	137	**93**	93	99
Obuasi	**1.52**	1.53	1.61	**8,567**	8,369	9,973	**203**	199	244
Guinea									
Siguiri (85%)	**2.43**	2.37	2.06	**6,097**	5,265	3,920	**184**	179	156
Mali									
Morila (40%)									
Sadiola (41%)	**2.00**	1.84	1.81	**5,992**	5,777	6,755	**148**	137	135
Yatela (40%)	**0.62**	0.53	0.53	**1,036**	744	1,024	**46**	39	39
Namibia									
Navachab	**0.59**	0.54	0.47	**1,043**	1,080	996	**31**	28	24
Tanzania									
Geita	**3.35**	3.46	3.58	**3,970**	3,101	3,539	**251**	261	271
Australasia	**2.14**	2.27	2.02	**4,198**[1]	3,515[1]	3,720[1]	**130**	153	136
Australia									
Sunrise Dam	**2.14**	2.27	2.02	**4,059**	3,485	3,703	**130**	153	136
Americas	**5.19**	4.68	4.31	**6,750**	5,817	5,426	**343**	309	287
Argentina									
Cerro Vanguardia (92.5%)	**1.48**	1.37	1.26	**939**	1,057	818	**103**	95	86
Brazil									
AGA Mineração	**1.12**	1.03	0.94	**3,174**	2,691	2,703	**21**	20	15
Serra Grande (50%)	**0.45**	0.44	0.41	**429**	393	51	**13**	13	12
United States									
Cripple Creek & Victor	**2.13**	1.83	1.71	**2,207**	1,676	1,854	**207**	181	173
AngloGold Ashanti	**30.49**	30.63	29.81	**56,883**	54,660	55,138	**4,509**	4,817	4,788

[1] Australasia total includes groundwater usage at Tropicana of 139ML in 2011, 30ML in 2010 and 17ML in 2009.

Review of operations and projects

EXTENSIVE GLOBAL FOOTPRINT PROVIDES OPTIONS



❶ South Africa

Vaal River
Great Noligwa
Kopanang
Moab Khotsong
Surface operations

West Wits
Mponeng
Savuka
TauTona

❷ Continental Africa

DRC
Kibali
Mongbwalu

Ghana
Iduapriem
Obuasi

Guinea
Siguiri

Mali
Morila
Sadiola
Yatela

Namibia
Navachab

Tanzania
Geita

❸ Americas

Argentina
Cerro Vanguardia

Brazil
AGA Mineração
Serra Grande

Colombia
Gramalote
La Colosa

United States of America
Cripple Creek & Victor

❹ Australasia

Australia
Sunrise Dam
Tropicana

Contribution to group revenue by product
(%)



Gold	97%
Uranium	1%
Silver	1%
Sulphuric acid	1%

Gold production by region
(%)



South Africa	37%
Continental Africa	36%
Americas	21%
Australasia	6%

Group capital expenditure
($m)



1,027   1,015   1,527

09   **10**   **11**

Capital expenditure by region
($m)



South Africa	$532m
Continental Africa	$420m
Americas	$456m
Australasia	$102m

Average number of employees by region



South Africa	32,082
Continental Africa	16,539
Americas	7,389
Australasia	509
Other	4,723

(including corporate, greenfield exploration and non-gold producing subsidiaries)

In 2011, AngloGold Ashanti produced 4.33Moz of gold (2010: 4.52Moz) as well as 1.38Mlbs of uranium, 2.96Moz of silver and 206.54 tonnes of sulphuric acid as by-products, and employed 61,242 people, including contractors, at year-end. Increased gold production in the Americas and Continental Africa regions was insufficient to offset declines in South Africa and Australasia where workplace disruptions and floods respectively hampered output.

Our exploration programme is extensive yet focused, and we have five significant greenfield projects – Gramalote and La Colosa in Colombia, Mongbwalu and Kibali in the DRC and Tropicana in Australia.

The group's operations are divided into the following regions:
- **South Africa** – includes operations in South Africa;
- **Continental Africa** – includes operations in Ghana, Guinea, Mali, Namibia and Tanzania;
- **Australasia** – includes the operation in Australia; and
- **Americas** – includes operations in Argentina, Brazil and the United States.

Accordingly the operations review that follows has been undertaken on this basis.

For a more detailed account of operational performance, refer to the Annual Financial Statements **FS** and our website at www.aga-reports.com.

SOUTH AFRICA



Operations	Gold production (000oz)	Average number of employees [1]
① South Africa		
Vaal River		
Great Noligwa	94	2,967
Kopanang	307	5,892
Moab Khotsong	266	6,581
Surface operations	164	745
West Wits		
Mponeng	500	5,788
Savuka	49	815
TauTona	244	4,507

[1] Including contractors

Risk/uncertainty/challenges

Improving safety performance, particularly in respect of deep level mine seismicity

Skills shortages and labour relations

Asset integrity relating to aging mine infrastructure

Moab Khotsong and Mponeng life extension projects

Changes to regulatory environment

Potential for inter-mine flooding

Current and legacy groundwater and surface water pollution

Further development of technology and innovation strategy to enable safer, deeper mining

Development of socio-economic development strategy to address technological advances and to comply with mining licences

Potential disruptions to power supply

Mitigation of potential health impacts, including silicosis and noise-induced hearing loss (NIHL), tuberculosis (TB) and HIV/AIDS

oneERP implementation

In South Africa, AngloGold Ashanti has six deep-level mines and two surface operations. These operations are:

- **Vaal River operations** – Great Noligwa, Kopanang, Moab Khotsong, including surface operations; and
- **West Wits operations** – Mponeng, Savuka and TauTona.

These operations produced 1.62Moz of gold in 2011, equivalent to 37% of group production (Vaal River operations, 51%, and West Wits operations, 49%) and 1.38Mlb of uranium as a by-product. The South African operations employed an average of 32,082 people (2010: 35,660). Regrettably, there were nine fatalities during the year. The AIFR improved from 17.72 per million hours worked in 2009 to 15.56 in 2011.

Total cash costs in US dollar terms increased by 16% to $694/oz. Mponeng with a cash cost of $546/oz, was the lowest cost producer in the region. The South African operations faced operating challenges during the year, including a strong rand in the first half, continued interruptions from Section 54 safety-related stoppages, an industry-wide strike in the third quarter and a decision taken in the first quarter to halt mining the main shaft pillar at TauTona to mitigate safety risk.

Capital expenditure for the region totalled $532m, an increase of 25% on the $424m spent in 2010. The bulk of this was spent at Mponeng ($172m), Moab Khotsong ($147m), Kopanang ($92m) and TauTona ($79m).

AngloGold Ashanti's Mineral Resource in South Africa totalled 97.63Moz at year-end, and an Ore Reserve of 32.43Moz. The region has developed a framework to address socio-economic focus areas within and outside of the business over a three-year period. This involves government, social and industry partnerships to address economic gaps created as the operations mature, and production tapers off over a 10-year period. SR on pages 20 to 21.

South Africa: contribution to group production
(%)



South Africa region	37%
Rest of AngloGold Ashanti	63%

South Africa – contribution to production by mine
(%)



Mponeng	31%
Kopanang	19%
Moab Khotsong	16%
TauTona	15%
Surface operations	10%
Great Noligwa	6%
Savuka	3%

South Africa – gold production
(000oz)



1,797	1,785	1,624
09	10	11

1,624 000oz

South Africa – AIFR
(number of injuries and fatalities per million hours worked)



17.72	16.69	15.56
09	10	11

South Africa – average number of employees*



37,425	35,660	32,082
09	10	11

* Including contractors

32,082 people employed

South Africa – capital expenditure
($m)



385	424	532
09	10	11

$532m

Review of operations and projects continued
– South Africa

South Africa – key financial and non-financial statistics

		2011	2010	2009
Pay limit	oz/t	0.54	0.53	0.50
	g/t	11.98	12.02	12.94
Recovered grade*	oz/t	0.232	0.212	0.201
* underground sources	g/t	7.95	7.28	6.90
Gold production	000oz	1,624	1,785	1,797
Total cash costs	$/oz	694	598	466
Total production costs	$/oz	910	809	617
Capital expenditure	$m	532	424	385
Number of employees		32,082	35,660	37,425
Employees		28,176	31,723	33,355
Contractors		3,906	3,937	4,070
Number of fatalities		9	10	12
Fatal injury frequency rate	per million hours worked	0.11	0.12	0.13
All injury frequency rate	per million hours worked	15.57	16.69	17.72
New cases of silicosis submitted to the MBOD		263	459	409
Compensable cases of NIHL		69	64	77
New cases of TB identified		541	821	974
New cases of occupational lung disease (OLD) identified		169	387	678
Number of employees undertaking voluntary counselling and testing (VCT)		19,133	23,653	30,002
Number of employees on anti-retroviral therapy (ART)		2,378	2,459	2,216
Water usage	ML	18,821	20,896	19,649
Energy usage – direct	Million GJ	0.75	0.84	0.88
– indirect	Million GJ	10.93	11.53	11.46
Greenhouse gas emissions	CO$_2$e (000t)	3,079	3,419	3,396
Cyanide used	(t)	3,913	4,575	4,689
Reportable environmental incidents		12	10	35
Community investment	$000	3,670	3,242	2,962

CONTINENTAL AFRICA



Operations	Gold production (000oz) [1]	Average number of employees [2][3]
1 Ghana		
Iduapriem	199	1,543
Obuasi	313	5,538
2 Mali		
Morila	99	328
Sadiola	121	756
Yatela	29	377
3 Guinea		
Siguiri	249	3,666
4 Namibia		
Navachab	66	790
5 Tanzania		
Geita	494	3,541

Projects	Average number of employees [2][3]
6 DRC	
Kibali [4]	688
Mongbwalu [4]	603

[1] Attributable production
[2] Including contractors
[3] Average number of employees are attributable
[4] Feasibility projects

Risk/uncertainty/challenges

All operations:
Employee safety
Skills shortages
Compensation practices (for land)
Changes to regulatory and fiscal environment
oneERP implementation

1 Ghana:
Delivery on production targets
Social issues arising from heightened community expectations and artisanal and small scale mining (ASM)
Environmental permitting and process water management
Security incidents
Asset integrity relating to aging mine infrastructure
Potential for energy shortages

2 Mali:
Delivery on production targets
Social issues arising from heightened community expectations and ASM
Environmental permitting and process water management
Planning for closure

3 Guinea:
Social issues arising from heightened community expectations and ASM
Security incidents
Potential for energy shortages

5 Tanzania:
Labour relations/union negotiations
Social issues arising from heightened community expectations and ASM
Environmental permitting and process water management
Security incidents

6 DRC:
Delivery of project into production
Social issues arising from heightened community expectations and ASM
Environmental permitting and process water management
Security incidents
Potential for energy shortages
Increased legislation and initiatives in response to concerns regarding the potential for gold to contribute to conflict

Review of operations and projects continued
– Continental Africa

AngloGold Ashanti has eight mining operations in its Continental Africa region:

- **Iduapriem and Obuasi** in Ghana;
- **Siguiri** in Guinea;
- **Morila**, **Sadiola** and **Yatela** in Mali;
- **Navachab** in Namibia; and
- **Geita** in Tanzania.

Combined production from these operations increased by 5% to 1.57Moz of gold in 2011, equivalent to 36% of group production. Declines in production at the Siguiri, Obuasi, Yatela and Navachab operations were more than made up by

increases at Geita especially, and at Iduapriem, Sadiola and Morila. Production at Geita rose by 38%.

Total cash costs increased by 7% to $765/oz, with Geita in Tanzania being the best performer on the cost front with a cash cost of $536/oz for the year. In all, these operations employed 16,539 people, including contractors, 778 more than in 2010. Regrettably, three contractor employees lost their lives in occupational accidents during 2011. The AIFR was 3.03 per million hours worked, a significant improvement as compared to 6.09 per million hours worked recorded in 2009. Total capital expenditure for the region

Continental Africa – contribution to group production
(%)



Continental Africa	36%
Rest of AngloGold Ashanti	64%

Continental Africa – contribution to production by mine
(%)



Geita	31%
Obuasi	20%
Siguiri	16%
Iduapriem	13%
Sadiola	8%
Morila	6%
Navachab	4%
Yatela	2%

Continental Africa – attributable gold production
(000oz)



1,570 000oz

Continental Africa – AIFR
(number of injuries and fatalities per million hours worked)



Continental Africa – average number of employees*



* *Including contractors*

16,539 people employed

Continental Africa – capital expenditure
($m)



$420m

was $420m, an increase of almost 79% on the $234m spent in 2010. The bulk of this was spent at the Obuasi and Iduapriem operations in Ghana, Geita in Tanzania and Navachab in Namibia.

The attributable Mineral Resource of the mining operations in Continental Africa totalled 76.50Moz at year-end, and an attributable Ore Reserve of 28.02Moz.

AngloGold Ashanti also has an active greenfield exploration programme, principally in the DRC, focused on the Mongbwalu concession and the Kibali joint venture with Randgold Resources and the DRC government. This is in addition to brownfield exploration being conducted in and around existing operations. For further information on the group's exploration programme in Continental Africa, see the global exploration section of this report.

In 2011, the Continental Africa region progressed development of a transformation model to address sustainability issues that have affected the region. Refer to the Sustainability Report **SR** – Regional Sustainability Strategies, pages 22 to 23.

Continental Africa – key financial and non-financial statistics

		2011	2010	2009
Pay limit	oz/t	0.036	0.040	0.044
	g/t	1.235	1.371	1.505
Recovered grade	oz/t	0.055	0.052	0.054
	g/t	1.87	1.79	1.86
Gold production	000oz	1,570	1,492	1,585
Total cash costs	$/oz	765	712	608
Total production costs	$/oz	987	867	720
Capital expenditure	$m	420	234	198
Number of employees		16,539	15,761	15,267
Employees		9,783	9,684	9,789
Contractors		6,756	6,077	5,478
Number of fatalities		3	5	3
Fatal injury frequency rate	per million hours worked	0.05	0.09	0.06
All injury frequency rate	per million hours worked	3.03	5.26	6.09
Number of cases of malaria identified		3,012	4,488	6,400
Malaria incidence rate at affected operations [1] per 100 employees		17.6	27.6	45.0
Number of employees undertaking voluntary counselling and testing (VCT)		7,745	8,162	9,957
Number of employees on anti-retroviral therapy (ART)		225	121	162
Water usage	ML	27,114	24,432	26,344
Energy usage – direct	Million GJ	9.52	9.40	9.20
– indirect	Million GJ	1.96	1.90	1.93
Greenhouse gas emissions	CO_2e (000t)	957	936	969
Cyanide used	(t)	14,219	12,797	15,975
Reportable environmental incidents		14	16	15
Community investment	$000	13,502	8,047	5,525

[1] Recalculated using a method for standardising employee numbers.

Review of operations and projects continued
– Americas

AMERICAS



Operations	Gold production [1] (000oz)	Average number of employees [2]
① Argentina		
Cerro Vanguardia	196	1,644
② Brazil		
AGA Mineração	361	3,825
Serra Grande	67	1,339
③ United States		
Cripple Creek & Victor	267	581

Projects	Average number of employees
④ Colombia	
Gramalote [3]	246
La Colosa [3]	550

[1] Attributable production
[2] Including contractors
[3] Feasibility projects

Risk/uncertainty/challenges

All operations:
Employee safety
Skills shortages
Changes in regulatory and fiscal environment
OneERP implementation

① Argentina:
Delivery on production targets
Potential for energy shortages
Labour relations

② Brazil:
Environmental permitting and process water management
Environment and health legacy issues

③ USA:
Water scarcity

④ Colombia:
Social issues arising from heightened community expectations and ASM
Environmental permitting and process water management
Security incidents

In the Americas region, an important growth area for the company, AngloGold Ashanti has:

- in **Argentina**, the Cerro Vanguardia mine;
- in **Brazil**, two business units, the AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) and Serra Grande operation;
- in **Colombia**, Gramalote and La Colosa projects; and
- in the **United States**, the Cripple Creek & Victor mine.

Combined production from these operations increased by 6% to 891,000oz of gold in 2011, increasing its contribution to group production to 21% (2010: 19%).

Total cash costs increased by 22% to $528/oz. The stronger real and scarce mining skills along with accelerating inflation across the South American jurisdictions presented significant cost pressures during the year. Total capital expenditure for the region was $456m, an increase of 47% on the $311m spent in 2010. The bulk of this was expended at AGA Mineração, Cripple Creek & Victor and Cerro Vanguardia projects.

In all, 7,389 people including contractors, were employed, 807 more than in 2010. Regrettably, two contractor employees lost their lives in occupational accidents during 2011. The first in Brazil, where a worker was run over by a tractor on a construction site, and the second in Colombia where a worker was inundated by a naturally occurring landslide after unusually heavy rainfall. The AIFR was 6.33 per million hours worked as compared to 7.12 in 2009.

The total Mineral Resource across the Americas, attributable to AngloGold Ashanti, was 49Moz at the end of 2011 and the attributable Ore Reserve was 11Moz.

A far-reaching greenfield exploration programme is underway in the Americas region, most notably in Colombia, South America, where AngloGold Ashanti has extensive land holdings. Two significant greenfield discoveries – Gramalote and La Colosa – together account for 18Moz of the Americas' Mineral Resource. Exploration activities are conducted by either AngloGold Ashanti teams or together with joint venture partners, in Canada, Brazil and Argentina. See global exploration section of this report for further details.

Americas – contribution to group production
(%)



Americas	21%
Rest of AngloGold Ashanti	79%

Americas – contribution to production by operation
(%)



AGA Mineração	40%
Cripple Creek & Victor	30%
Cerro Vanguardia	22%
Serra Grande	8%

Americas – gold production
(000oz)



09	10	11
816	842	891

891 000oz

Americas – AIFR
(number of injuries and fatalities per million hours worked)



09	10	11
7.12	5.66	6.33

Americas – average number of employees*



09	10	11
5,884	6,582	7,389

* Including contractors

7,389 people employed

Americas – capital expenditure
($m)



09	10	11
258	311	456

$456m

Review of operations and projects continued
– Americas

Americas – key financial and non-financial statistics

		2011	2010	2009
Pay limit	oz/t	0.026	0.025	0.03
	g/t	0.891	0.843	0.95
Recovered grade	oz/t	0.034	0.034	0.037
	g/t	1.15	1.17	1.25
Gold production	000oz	891	842	816
Total cash costs	$/oz	528	432	362
Total production costs	$/oz	765	615	496
Capital expenditure	$m	456	311	258
Number of employees		7,389	6,582	5,884
Employees		5,273	4,737	4,233
Contractors		2,116	1,845	1,651
Number of fatalities		2	–	–
Fatal injury frequency rate	per million hours worked	0.10	–	–
All injury frequency rate	per million hours worked	6.33	5.66	7.12
Water usage	ML	6,750	5,817	5,426
Energy usage – direct	Million GJ	4.15	3.78	3.61
– indirect	Million GJ	1.04	0.90	0.70
Greenhouse gas emissions	CO_2e (000t)	343	309	287
Cyanide used	(t)	4,795	4,531	4,666
Reportable environmental incidents		–	1	–
Community investment	$000	4,939	5,480	2,804

AUSTRALASIA

Operation	Gold production [1] (000oz)	Average number of employees [2]
Western Australia		
Sunrise Dam	246	509

Project		Average number of employees [2]
Tropicana [3]		132

[1] *Attributable production*
[2] *Including contractors*
[3] *Development project*



Risk/uncertainty/challenges

Employee safety, especially effective contractor management at Tropicana

Skills shortages

Compliance with changing regulatory and fiscal environment

Flooding and potential impact of climate change

Development of a regional community plan

OneERP implementation

AngloGold Ashanti's sole operating mine in the Australasia region is Sunrise Dam in Australia. Development of the Tropicana project, proceeds apace.

Production from Australasia declined by 38% to 246,000oz in 2011. This was equivalent to 6% of group production. This unforeseen decline in production was due entirely to the flood-related work stoppage, with excessive rainfall resulting in operations both underground and at the open pit being affected for approximately six months.

Total cash costs increased by 46% to $1,431/oz, while in local currency, total cash costs rose 30% to A$1,386/oz, due primarily to the increase in the unwinding of deferred stripping costs. In all, 509 people, including contractors were employed at the Sunrise Dam operation. Scarce mining skills, the stronger Australian dollar and accelerating inflation presented significant cost pressure during the year.

Total capital expenditure for the region more than doubled to $102m, the bulk of which ($73m) was spent on Tropicana project, which is scheduled to begin production in 2013. Most of this was spent on the main access road, accommodation and operational readiness.

The Tropicana gold mine is being developed by AngloGold Ashanti (70%) and joint venture partner, Independence Group Ltd. (30%). AngloGold Ashanti is managing the Tropicana project and has also undertaken an extensive exploration programme in the area that covers some 13,500km^2 of tenements along a 600km strike length. This area in Western Australia is considered one of the most prospective for new gold discoveries in Australia.

The attributable Mineral Resource for Australasia totalled 7.45Moz at year-end, and an attributable Ore Reserve of 4.26Moz.

Australasia – contribution to group production
(%)



Australasia		6%
Rest of AngloGold Ashanti		94%

Australasia – gold production
(000oz)



246000oz

AIFR
(number of injuries and fatalities per million hours worked)



Average number of employees*



* Including contractors

509 people employed

Capital expenditure
($m)



$102m

Australasia – key statistics

		2011	2010	2009
Pay limit	oz/t	0.10	0.14	0.08
	g/t	3.00	4.32	2.45
Recovered grade	oz/t	0.063	0.099	0.094
	g/t	2.16	3.40	3.22
Gold production	000oz	246	396	401
Total cash costs	$/oz	1,431	982	662
Total production costs	$/oz	1,622	1,065	770
Capital expenditure	$m	102	40	177
Number of employees		509	494	455
Employees		101	93	99
Contractors		408	401	356
Number of fatalities		–	–	–
Fatal injury frequency rate	per million hours worked	–	–	–
All injury frequency rate	per million hours worked	18.11	13.10	8.64
Water usage	ML	4,198	3,515	3,720
Energy usage – direct	Million GJ	2.14	2.27	2.02
– indirect	Million GJ	–	–	–
Greenhouse gas emissions	CO_2e (000t)	130	153	136
Cyanide used	(t)	1,379	1,444	1,676
Reportable environmental incidents		1	–	1
Community investment	$000	276	456	133

PROJECTS

The following is a summary of the status and progress of AngloGold Ashanti's primary development projects. For a detailed discussion, see the Annual Financial Statements.

Colombia

Gramalote

Ownership and management: joint venture between AngloGold Ashanti (51%) and Vancouver-based B2Gold (49%). Managed by AngloGold Ashanti.

Location: Located 110km northeast of Medellin in the municipality of San Roque, in the department of Antioquia, Colombia.

Current status: AngloGold Ashanti returned as operator and project manager in 2010, after assuming a controlling stake from B2Gold, to undertake the pre-feasibility and feasibility analysis. The drilling programme was accelerated to improve knowledge of the orebody and increased the project's resource.

Key statistics: During 2011, a total of 30,683m of drilling was undertaken and the resource increased by 83% to 4Moz. Almost $30m was spent on the pre-feasibility study in 2011, which included exploration on only about 10% of the 30,000ha concession area. This study will be completed during 2012, followed by a full feasibility study, to be completed in 2013. Construction is planned to start in 2014 and first production in 2016.

Progress during the year: The project is expected to be AngloGold Ashanti's first operating gold mine in Colombia.

Gramalote has several inherent advantages, most notably good infrastructure and access to water and power. The area's topography presents opportunities for tailings storage. Gramalote enjoys a high level of community support. This stems from concerted efforts to engage with local stakeholders, including artisanal miners in the project area. Gramalote has the potential to bring significant economic development to a low income area.

La Colosa

Ownership and management: Exploration rights are wholly-held by AngloGold Ashanti.

Location: Located 14km from the town of Cajamarca, in the department of Tolima, Colombia. La Colosa lies less than 6km from a national highway, close to Colombia's main power grid.

Current status: This is the largest greenfields discovery made by AngloGold Ashanti, with a current resource of 16Moz. Exploration drilling at the site resumed in mid-2010 after a two-year hiatus, while the permitting process was progressed.

Key statistics: The prefeasibility and feasibility studies are expected to be completed ahead of construction scheduled to start at the end of 2015. First production is targeted in late 2019. The concession is of the order of $600km^2$.

Progress during the year: A team has been assembled to develop the appropriate sustainability model for La Colosa, build the technical case for the project, execute its development and to work closely with all stakeholders to secure the necessary permits and approvals. La Colosa lies in an area designated under Colombian law as a 'forest reserve,' a legal term for a tract of land designated for forestry use. Permits are required to reclassify the land needed for mining development which follow a revised permitting process.

A prefeasibility study is currently under way and scheduled for completion in 2014. This will define the extent and size of the resource, conduct metallurgical testwork, weigh the alternatives for mining and processing infrastructure, purchase land necessary for access and infrastructure development, and conduct the necessary social and environmental baseline and impact studies. The International Geotechnical and Tailings Review Panel, comprised of independent experts, was established in 2009 to ensure design, construction, operation and closure plans use industry best-practice and technology.

The challenge at La Colosa is related to securing an unequivocal social licence to operate. This can be achieved, in part, by demonstrating the economic benefits the project can bring to the local community, for example, contributions to

Review of operations and projects _{continued}

improving the quality of local agriculture and in helping to promote local commerce. AngloGold Ashanti will be sensitive to the needs of local communities, especially as they pertain to security of water supply and minimising environmental impact. While water use is of concern in this mostly agricultural region, infrastructure location will be analysed to minimise water use and reduce impacts on critical water sources. In addition, preliminary figures demonstrate that there would be no material impact on agricultural or domestic use of water by the project.

Australia

Tropicana

Ownership and management: joint venture between AngloGold Ashanti Australia Ltd (70%) and Independence Group NL (30%). Managed by AngloGold Ashanti on behalf of the Joint Venture Partners.

Location: 330km east-north-east of Kalgoorlie in Western Australia.

Current status: Project development approval was obtained in November 2010. At 31 December 2011, the project had progressed to schedule and within the approved budget, with all regulatory approvals obtained.

Key statistics: A total attributable capitalised development cost of A$530m is planned to establish a new 6Mtpa gold mine with a life of about a decade. Ongoing exploration success is expected to add to the operation's life. First gold production is anticipated in late 2013. Elevated production from higher grade zones is expected for about the first five years. The average total cash cost of the life of the project is A$590-A$710/oz.

Progress during the year: A contract for engineering, procurement and construction management (EPCM) services to develop the infrastructure and processing plant, was awarded in early 2011, and the mining contract for design and establishment of the infrastructure required to support mining operations has also been awarded.

The necessary infrastructure, including access road, airstrip, accommodation village and telecommunications services were in advanced stages of development. Full transportation access to site had been achieved. Engineering and design for processing plant and infrastructure was approximately 75%

complete at the end of the year. Procurement of all equipment was 90% complete and the delivery of the equipment was in line with the project schedule.

Construction of the processing plant commenced in late 2011 with bulk earthworks for the plant site and internal access roads and concrete works scheduled to commence in early 2012.

A new Mineral Resource estimate was completed for Tropicana at year-end, with a 1.05Moz increase bringing the total resource to 6.41Moz (100% basis). The increase was attributable to drilling in the Havana Deeps area, between the site's Tropicana and Havana pits. Exploration drilling has continued in the area.

DRC

Kibali

Ownership and management: joint venture between AngloGold Ashanti and Randgold Resources, with each owning a 45% stake, and Société des Mines d'Or de Kilo-Moto (Sokimo), a state-owned gold company, which owns the balance. Randgold is the operator and project manager.

Location: North-eastern DRC, 180km by road from Arua, on the Ugandan border.

Current status: The deposit, acquired with the purchase of Moto Goldmines in 2009, lies about 9km from the town of Watsa, a staging point for the project. Preparatory work has been completed at the project, where first gold production is scheduled for the beginning of 2014. The final feasibility study and integrated execution plan for the project is anticipated to be presented to AngloGold Ashanti's board for approval in the first half of 2012. Until then, AngloGold Ashanti has agreed to continue to fund its share of critical path items needed to ensure the timeline for the project was not compromised.

Key statistics: Kibali will comprise an integrated open pit and underground mining operation, feeding a larger 6Mtpa processing plant which will include a full flotation section for treating sulphide ore. The complex will ultimately be supplied by four hydropower stations supported by a thermal power station for low rainfall periods and back-up. The core capital programme is scheduled to run over the next four years.

Final capital, production and cost estimates will accompany the announcement of the project's final approval.

Progress during the year: By the end of 2011, the construction crew had started mobilising on site, a process expected to be completed during the first quarter of 2012. Long-lead plant and equipment items were secured, key contractors selected and a development management team assembled. The relocation programme for nearby villages – a critical component of Kibali's pre-development phase – progressed smoothly through the year, with two of the 14 affected villages already resettled in the new model village of Kokiza by December. Five local contractors are building houses at the rate of 300 per month, assisting with local economic development in the region.

The project's community development plan also seeks to support food security initiatives with a view to reducing community dependence on ASM.

Phase 1 of the project, required to deliver the mine's first gold production, will cover the metallurgical facility, one hydropower station and back-up thermal power facility, construction of the tailings storage facility, relocation of villages, open-pit mining and all shared infrastructure. This phase will run over a two-year period. Phase 2, which will run concurrently with Phase 1 but will extend over four years, is focused primarily on development of the underground mine and includes a twin decline and vertical shaft system, along with three hydropower stations. This is expected to bring the underground into first production by the end of 2014, with steady state production targeted for the end of 2015.

The project has an improved environment adjustment plan, which is the legal permit required before mining commences. An environmental and social impact assessment, however, has been undertaken to comply with new environmental legislation, and to provide guidance for the development of an integrated environmental management plan that allows the mine to be constructed and operated responsibly and minimises future liability for shareholders.

Mongbwalu

Ownership and management: is a venture between AngloGold Ashanti (86.22%) stake and Société des Mines d'Or de Kilo-Moto (Sokimo) (13.78%).

Location: About 48km from the town of Bunia, a staging point for the project, in north-eastern DRC.

Current status: Preparatory work has been completed at the project, where first gold production is scheduled for the beginning of 2014. Approval by the joint venture board is anticipated for March, 2012, when the final feasibility study and integrated execution schedule will be presented.

Key statistics: The initial project will be designed and built with a view to increasing its size as the aggressive regional exploration programme identifies new sources of ore. Capital and cost estimates for the project will be released along with the announcement of its approval.

Progress during the year: The area around Mongbwalu has historical gold production of about 2Moz of gold. Belgian mining companies operated on a relatively small scale in the area for about 50 years before leaving in 1961, while Sokimo began mining in 1966. The joint venture holds 18 tenements which, at the end of the year, covered an extensive area. About 600 people are presently employed on site.

The initial scoping work envisaged an initial underground mine in the Adidi area of the resource, with the necessary infrastructure designed to generate cash flow to fund further exploration and expansion activities within the demarcated area belonging to the joint venture. The feasibility study for the project was completed in March 2011, after which the business and technical development teams conducted the normal optimisation process through the balance of the year.

Upgrading of staff accommodation on site was undertaken during the year, substantial progress was made on the construction of the 60km road to Bunia and a hydropower plant was refurbished.

A concerted focus was placed on sustainability issues to support environmental and community development over the life of the project, which promises to be an important source of economic and social development both for the immediate region and for the DRC as a whole. Crucial to this process is the health and environmental baseline assessments, commissioned during the year to determine risks and benefits of developing and operating a new, modern mine in the area.

Review of exploration and development

KEY PROJECTS
DESIRABLE REGIONS

Global exploration

Total expensed exploration for 2011 amounted to $313m, of which $98m was spent on greenfield exploration, $87m on brownfield exploration and the balance of $19m on marine exploration. A further amount of $109m was spent on prefeasibiity studies. The main objective of AngloGold Ashanti's greenfield exploration team is to make significant, high-value gold discoveries in new and existing regions, while brownfield exploration focuses on incremental additions to known orebodies and new discoveries in defined areas around existing operations.

For 2012, expensed exploration of $230m is planned (including expenditure at equity-accounted joint ventures), with $108m planned for greenfield exploration, $102m allocated for brownfield exploration and a further $20m for the De Beers marine joint venture. A further $150m of expenditure is allocated to prefeasibility studies at the La Colosa and Gramalote projects in Colombia, as well as feasibility studies at Central Mongbwalu deposit in the DRC and associated expenditures.

Greenfield exploration

An extensive greenfield exploration programme was undertaken during 2011 in 17 countries. A total of 213,441m of diamond, reverse circulation and aircore drilling was completed in testing existing priority targets and in the delineation of new targets in Australia, Colombia, Brazil, Argentina, the Solomon Islands, Gabon, Guinea, Egypt, Ethiopia, the DRC and Canada. Significant airborne geophysical surveys were undertaken in Colombia.

Greenfield activities are undertaken through joint ventures, strategic alliances and wholly-owned ground holdings. The principal objective of the greenfield exploration team is value creation through the discovery of new long-life, low-cost mines that maximise shareholder value. Discoveries and ground positions that do not meet certain investment criteria are joint-ventured or divested to maximise AngloGold Ashanti's return on its exploration investment.

Following the La Colosa, Gramalote, Tropicana-Havana and Mongbwalu discoveries, greenfield exploration teams are targeting new discoveries in Colombia, Australia and the DRC. At the same time, prospects in Guinea and Egypt have advanced from early stage to tangible projects, where multiple intersections of potentially economic gold mineralisation have been intersected.

Before any further expansion of the exploration portfolio can be considered, the focus has shifted to prioritising expenditure on projects with potential for significant near-term discoveries. At the same time, projects that have not met requirements will be monetised. This process already underway in Canada, Gabon, China and elsewhere.

AngloGold Ashanti holds a total of 97,531km^2 of high-priority greenfield tenements globally from which there is a robust project pipeline. This is illustrated in the graph below for a number of key regions (this does not reflect the full extent of the project portfolio).



Attributable production from projects
(000oz)

CC&V MLE1 · CVSA u/g · CVSA Heap Leach · Mongbwalu · Kibali · Córrego do Sítio · Mponeng B120 Phase 1 · Tropicana · CC&V MLE2 · Sadiola Deeps

Greenfield exploration



Greenfield exploration countries
Greenfield strategic alliances
● Pre-2011 100% AngloGold Ashanti
▼ Pre-2011 joint ventures
▲ New 2011 joint ventures
● 2011 100% AngloGold Ashanti
■ Blue-sky – AngloGold Ashanti/De Beers
   marine exploration joint ventures

① Canada
Baffin Is JV ▼
Superior JV ▼
Melville Project ●

② USA
Drum Mountain Project ●
Nome, Alaska ▲

③ Colombia
Western Cordillera JV ▼
Rio Dulce ●
Quebradona JV ▼
Anaima - Tocha ●
Chaparral JV ▼
Salvajina ●
La Llanada ●

④ Argentina
Santa Cruz (El Volcan) ●

⑤ Brazil
Falcão JV ▼
Juruena ●
Santana JV ▼
(South Carajas Block)

⑥ Guinea
Siguiri Blocks 1-4 ▼

⑦ Gabon
Dome JV ▼
Ogooue ●
Amiga JV ●

⑧ DRC
AGK JV Kilo Project ▼

⑨ South Africa
South African Sea Areas ■

⑩ Tanzania
Oryx JV ▼
Mkurumu JV ▼

⑪ Ethiopia
Stratex Afar JV ▼
Gordoh JV ▲

Djibouti
Stratex Afar JV ▼

Eritrea
Akordat North ▼
Kerkasha JV ▼

⑭ Egypt
Wadi Kareem JV ▼
Hodine JV ▼

⑮ Saudi Arabia ▲

⑯ China
Jinchanggou CJV ▼

⑰ Solomon Islands
Kele & Mase JV ▼
New Georgia ▼
Vangunu JV ▼

⑱ Australia
Cornelia Range ●
Tropicana JV ▼
Viking ●
Gawler JV ▼

⑲ New Zealand
Sea Field Resources ■

In the Americas, the principal area of focus has been to advance exploration on a number of key projects in Colombia. This has included further mapping and airborne surveys over the Anaima-Tocha project area, covering some 600km^2 predominantly to the north of La Colosa. It is anticipated that a number of drill-ready projects will be explored in 2012 once permits have been obtained. At the Quebradona project (AngloGold Ashanti/B2Gold joint venture) a total of 4,711m was drilled targeting porphyry gold-copper mineralisation.

In Brazil, early stage exploration comprising mapping and regional geochemical programmes, was undertaken on the wholly-owned Juruena Belt tenements. The Falcão joint venture with Horizonte Minerals commenced drill testing of greenstone hosted gold mineralisation. A total of 15 diamond holes for a total of 3,663m was completed in 2011.

In sub-Saharan Africa, greenfield exploration programmes were undertaken in the DRC, Guinea, Gabon and Tanzania, with a number of prospects in Guinea and the DRC exhibiting potential. In Guinea, the greenfield exploration teams are exploring the regional tenements that comprise a combined area of 1,685km^2. Regional geochemical programmes have defined a number of significant gold-in-soil anomalies with strike lengths of up to 10km. At Saraya and Saraya South, located in Block 2 to the west of the Siguiri, ore-grade intercepts were returned for multiple holes. Similarly, at the

Review of exploration and development continued

Koun Koun prospect, located in Block 3 to the east of the Siguiri operations, drilling beneath robust gold-in-soil anomalies has returned ore-grade intercepts in a deeply weathered profile.

In the DRC, AngloGold Ashanti holds an 86.22% interest in Ashanti Goldfields Kilo (AGK), while the remaining 13.78% is held by the state-owned gold company SOKIMO. Of the 7,443km^2 previously held under exploitation licences by SOKIMO, 5,447km^2 has been transferred to AGK under the terms of an agreement with the government, with 399km^2 pending transfer at the end of the year. Significant progress was made in regional soil geochemistry programmes that will provide significant coverage over much of the landholding during 2012. This, combined with detailed geologic mapping and structural interpretation, has enabled the ranking and prioritisation of drill targets. During 2011, a total of 4,009m of diamond drilling was undertaken, with some encouraging results. A total of 789 trench samples were taken at a number of prospects, some of which returned promising gold grades.

In the Middle East and North Africa, exploration is conducted through a regional strategic alliance with Dubai based Thani Investments. Since the inception of the alliance in mid-2009, significant progress has been made on advancing exploration projects on the Wadi Kareem and Hodine concessions in Egypt. The Hutite project, located on the Hodine concession, is an orogenic gold deposit where the alliance has to date completed 54 diamond holes for a total of 12,352m. Visible gold and significant intercepts have been returned from many of the completed diamond holes. Mineralisation extends over a strike length greater than 1.6km.

Elsewhere in the region, early stage exploration is conducted on alliance-held licences in Eritrea. Exploration in partnership with Stratex International was conducted for epithermal gold mineralisation in the Afar depression of Ethiopia where the first-phase drill programme intersected encouraging low- to moderate-tenor gold mineralisation. The alliance has continued with project generation activities in Saudi Arabia and a number of licence applications have been made.

In the Solomon Islands, where AngloGold Ashanti is in joint venture with XDM Resources, a dominant land position is held over the New Georgia Island chain. Work has been focused on specific epithermal and porphyry targets, including Vulu, Mase and Konga. Future work will focus on the broader region in anticipation of securing additional land access agreements. The joint ventures collectively cover 1,707km^2 in the New Georgia Belt, effectively consolidating the entire island chain. Exploration activities in 2011 included 4,911m of diamond drilling, mapping and sampling programmes.

In China, AngloGold Ashanti is in the process of divesting its 70% interest in Gansu Longxin Minerals CJV located in the Gansu Province of western China. All active exploration activities have been concluded in China.

The Tropicana joint venture (AngloGold Ashanti 70%, Independence Group NL 30%) is systematically targeting a belt of tectonically reworked Archaean and Proterozoic rocks on the eastern margin of the Yilgarn Craton, Western Australia. Greenfield exploration in the Tropicana joint venture during 2011 focused on regional aircore drilling and reverse circulation/diamond drilling of seven priority targets. A number of prospects have been identified for further work including the Iceberg prospect, located 35km south of the Tropicana gold mine. The wholly-owned Viking project covers the interpreted southeast extensions of the Tropicana belt. Exploration during 2011 included airborne magnetics/radiometrics, regional auger sampling and aircore drilling of selected targets. Several auger anomalies have been identified for drill testing.

Brownfield exploration

AngloGold Ashanti continues to actively drive the creation of value by continually growing its Mineral Resource and Ore Reserve through a well-defined and active brownfield exploration programme, innovation in geological modelling and mine planning, and continual optimisation of its asset portfolio.

South Africa: A total of 14 surface holes were drilled during the year, five at Moab Khotsong, three at Mponeng and six shallower surface holes to the west of Kopanang.

Argentina: At Cerro Vanguardia, the drilling programmes for Mineral Resource expansion and extension continued during the year. Follow-up drilling for vein extensions laterally and at depth was successful, identifying bonanza zones in the Lucy vein at depth. Exploration and Mineral Resource modelling to identify heap leach material was active during the year. Initial drilling at the El Volcan project, based on geophysical surveys and target identification work, was completed.

Brazil: Mineral Resource development drilling programmes continued at the Cuiabá and Lamego mines. The surface drilling programmes at the Córrego do Sítio project to expand the oxide Mineral Resource were successful, especially at the Rosalino and Anomaly 1 targets. Underground drilling at the Córrego do Sítio started during the year to develop the Sao Bento and Sangue do Boi sulphide orebodies. Exploration work in the Nova Lima area beyond the production centres included completing the deep drilling programme at Raposos

Brownfield exploration



● Operations

▼ Advanced projects

1 United States
Cripple Creek & Victor ●

2 Colombia
La Colosa ▼
Gramalote JV ▼

3 Brazil
Serra Grande ●
AGA Mineração ●

4 Argentina
Cerro Vanguardia ●

5 Guinea
Siguiri ●

6 Mali
Yatela ●
Sadiola ●
Morila ●

7 Ghana
Iduapriem ●
Obuasi ●

8 Namibia
Navachab ●

9 South Africa
Vaal River
Great Noligwa ●
Kopanang ●
Moab Khotsong ●
Surface operations ●
West Wits
Mponeng ●
TauTona ●
Savuka ●

10 Tanzania
Geita ●

11 DRC
Kibali JV ▼
Mongbwalu ▼

12 Australia
Sunrise Dam ●
Tropicana JV ▼

that identified a second mineralised zone called Santa Catarina, in addition to the main ES and EW orebodies. Regional exploration programmes were conducted at the Pari, Mariana, and Bento Rodriques projects.

At Serra Grande the first year of the 'fast track' exploration programme, to rapidly identify additional resources, was successfully completed. A total of 70,000m of diamond drilling was executed. The programme was focused on Mineral Resource additions along the main orebodies and regional areas. Pequizão, Mina Nova, Mina III and Structure NW/Cajueiro were the main targets. Geophysical surveys were conducted to support exploration for the Mina III and Palmeiras Mine down-plunge extensions. Soil sampling campaigns were done to define targets at Cajueiro, Structure NW and Boa Vista (Votorantim Metais joint venture) regional targets.

Colombia: Exploration at the Gramalote area was focused on infill drilling to support the new Mineral Resource estimate for the Gramalote Central deposit. Drilling programmes were

also conducted for the satellite targets at Monjas Oeste, Monjas Este, El Limon, El Topacio and Trinidad. As part of the prefeasibility study, geotechnical drillholes were completed around the proposed pit limit to support highwall design, and condemnation drilling started for the potential waste dump and tailings storage facilities.

At La Colosa, the Mineral Resource development drilling programme ramped up to five drills by the end of the year with 47,619m completed. The geological model was updated to support the new Mineral Resource estimation and drilling support was provided to infrastructure selection studies. A new structural geology model was also completed.

USA: The drilling programme for Mineral Resource expansion and to improve high grade definition within the Mineral Resource area continued at Cripple Creek & Victor. Increase in grade and tonnage was particularly noticeable for the Grassy Valley and WHEX areas. A significant conversion of Mineral Resource to Ore Reserve occurred during the year.

Review of exploration and development continued

Tanzania: At Geita, Mineral Resource drilling over the Nyankanga, Geita Hill, Geita Hill East, and Star and Comet areas was completed during the year. Assay results proved the down-dip potential underground extension of the Nyankanga deposit, which still remains open at depth. Reconnaissance drilling to support a growth strategy was undertaken on three induced polarisation (IP) targets, namely Nyankumbu, Nyakabale West and Mgusu and 14 electro-magnetic (EM) targets. Diamond drilling was conducted at Kukuluma, Matandani and Area 3 deposits in the Kukuluma Terrain to help define an optimal processing route. During 2011 a total of 87km of IP surveys were conducted at Nyakabale East, Kalondwa Hill and the Star & Comet Extension areas. Intensive geological and structural mapping was undertaken at Ridge 8, Star & Comet and the P30 area.

Guinea: At Siguiri, brownfields exploration activities in 2011 focused on the Block 1 licence area with a total of 153,955m drilled during the year. Mineral Resource drilling of oxide material concentrated on Kozan, Sintroko and Sokunu. Fresh rock drilling focused on the pits of Sintroko, Tubani Extension and Kozan to define sulphide ore continuity below the current pit outlines. A reconnaissance exploration programme in Block 1 continues to discover new geochemical anomalies. A new discovery was made at the Silakoro Project, on a previously unexplored trend, of a potential oxide Mineral Resource. It is situated 2km west of the processing plant. IP surveys were completed over the Sokunu East reconnaissance target as well as over the Seguelen Mineral Resources as a type-deposit for further targeting. A gravity survey was completed over a promising shallow oxide target at Silakoro.

Ghana: Surface exploration resumed on the Obuasi concession to evaluate any shallow mineralisation potential at the Anyankyerim deposit and results to date are positive. Mineral Resource upgrade and extension drilling achieved a total of 4,413m. Underground drilling to explore the Obuasi Deeps below 50 level and southern extensions of the current mining areas above 50 level continued during the year with a total of 3,771m achieved. A joint Obuasi-University of Western Australia-Centre for Exploration Targeting three-year research project commenced mid-year, with the primary deliverable being an integrated 4D model for controls on the geometry of mineralisation within the Obuasi system. The study is expected to enhance delineation of the Obuasi deeps Mineral Resource and guide exploration strategies in the Ashanti belt and the greater Birimian. Drilling of the old Teberebie Leach Pads was undertaken during the year at the Iduapriem gold mine. The reduced drill rig availability has postponed a planned underground scoping study drilling programme until the first quarter of 2012.

DRC: Exploration work progressed at Mongbwalu with 26 diamond core holes completed for 6,446m and 18 RC holes for 2,755m. These were predominantly Mineral Resource drilling and metallurgical holes at Kanga, and included mine de-watering holes at the Adidi mine in support of the continued growth of the project. A Mongbwalu core re-logging exercise was completed during 2011 with 366 diamond holes re-logged to support the re-estimation of the overall geological Mineral Resource and increase the structural understanding of the deposits. A resistivity survey was undertaken over the Nzebi and Adidi faults in support of this work.

At Kibali, drilling connected the Sessenge deposit to KCD (9000 lode) and confirmed over 2km of continuous down plunge mineralisation. The first deep hole (1,346m) has confirmed mineralisation a further 450m down plunge from the existing block model. A second deep hole is currently under way.

The geological model identifies the potential lateral continuation of the 9000 lode and possible link between KCD and Gorumbwa. A programme of five diamond drillholes for 3,980m has been approved, which will also test the 3000 lode extension towards Durba hill where access was previously not possible due to the presence of Sokimo infrastructure. This drilling is scheduled to take place during 2012.

Mali: A total of 68,184m RC and 3,628m diamond core holes were drilled on the Sadiola Concession.

Additional drilling involved the sterilisation around the Sadiola Sulphide Project for planned infrastructure. Preliminary results from multi-element analysis revealed potential for economic molybdenum and work is ongoing to assist with a desk-top study to investigate the financial benefit of potentially recovering molybdenum by-product.

Exploration over the Yatela concession followed an aggressive programme based on a short life of mine to identify and test any additional oxide opportunities in 2011, with 21,888m of RC and 1,805m of diamond drilling completed. A comprehensive termite mound sampling programme across the concession, together with ground gravity and IP geophysics surveys, were carried out concurrently with the drilling to aid further target generation. Results to date indicate promising shallow oxide intercepts at the Badji target to the NW of the Yatela mine. Drilling to follow up on mapping targets north of Alamoutala North satellite pit also returned encouraging results.

Namibia: Exploration programmes at Navachab completed 259 holes totalling 39,085m during 2011. Off-mine drilling focused on the Anomaly 16 Valley and Okatjimukuju target areas with 41 RC holes drilled for 7,638m and five diamond drillholes totalling 944m.

Australia: At Tropicana, near-mine exploration has continued at the site with extensive infill drilling being completed at Boston Shaker and Havana South Prospect. This has enabled identification of significant additions to the Ore Reserve, the estimate of which increased to 56.4Mt at a grade of 2.16g/t of gold, containing 3.91Moz of gold, an increase of 540,000oz.

Drilling for the prefeasibility study on the Havana Deeps project began in April 2011. This project is focused on extending the higher grade parts of the Havana mineralisation down plunge beyond the bankable feasibility study pit limits and reviewing the open pit and underground mining options for this mineralisation. Drilling is expected to continue until mid 2012, with the project due for completion by end 2012.

Drilling was sufficiently advanced by year-end to announce a significant increase in the Measured, Indicated and Inferred Mineral Resource for the project of 1.05Moz of contained gold or almost 20% over that estimated in December 2010. The bulk of this increase (1.00Moz) is in the underground component of the estimate which increased to 1.63Moz.

At the Sunrise Dam gold mine, near-mine exploration focused on extensions to the known mineralisation, in addition to defining large targets beneath the deposit. While investigating extensions to the GQ, Cosmo and Dolly lodes, identifying and delineating the Vogue mineralisation were the highlights of 2011. Initial results have been most encouraging and an aggressive and detailed exploration strategy is planned for 2012, which will include drilling the extension and Vogue targets from both surface and underground positions.

AngloGold Ashanti/De Beers Joint Venture: Results from the seafield sampling campaign in New Zealand were analysed and, although offshore gold was detected, the grades did not warrant any further follow up work. Subsequently a decision was made to relinquish the offshore prospecting licences.

Exploration activities in the South African Sea Areas (SASA) offshore concessions of ~28,000km^2 entailed the following:

- logging, sampling and assay of a large number of historical vibrocores and samples;
- a geophysical survey campaign of ~3,300km of seismic data;
- an 11-day vibrocoring campaign during which 38 cores were collected; and
- a reconnaissance fieldtrip to the west coast of South Africa.

All of the above was used to compile a geological and mineralisation model which was used to derive exploration targets for the coring campaign that commenced during December 2011 and was completed in February 2012.

Mineral Resource and Ore Reserve
– a summary

MINERAL RESOURCE
INCREASED

The AngloGold Ashanti Mineral Resource and Ore Reserve is reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resource and Ore Reserve (The JORC Code, 2004 edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition). The Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated.

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on an active, well-defined brownfields exploration programme, innovation in both geological modelling and mine planning, and continual optimisation of its asset portfolio.

Mineral Resource

The total Mineral Resource increased from 220.0Moz in December 2010 to 230.9Moz in December 2011. A gross annual increase of 16.8Moz occurred before depletion, while the net increase after allowing for depletion was 10.9Moz. Changes in economic assumptions from December 2010 to December 2011 resulting in an 11.2Moz increase to the Mineral Resource, while exploration and modelling resulted in an increase of 7.9Moz. The remaining decrease of 2.2Moz resulted from various other factors. Depletion from the Mineral Resource for the year totalled 6.0Moz.

The Mineral Resource was estimated at a gold price of $1,600/oz (2010: $1,100/oz).

Ore Reserve

The AngloGold Ashanti Ore Reserve increased from 71.2Moz in December 2010 to 75.6Moz in December 2011. A gross annual increase of 9.6Moz occurred before depletion of 5.2Moz. The increase net of depletion was therefore 4.4Moz. Changes in economic assumptions from 2010 to 2011 resulted in an increase of 4.4Moz to the Ore Reserve, while exploration and modelling resulted in a further increase of 5.0Moz. The remaining increase of 0.2Moz resulted from various other factors.

The Ore Reserve was calculated using a gold price of $1,100/oz (2010: $850/oz).

By-products

Several by-products are recovered as a result of the processing of the gold Ore Reserve. In 2011, the by-products Ore Reserve included 57,299t of uranium oxide from the South African operations, 408,348t of sulphuric acid from Brazil and 46.9Moz of silver from Argentina.

Competent persons

The information in this report relating to exploration results, Mineral Resource and Ore Reserve is based on information compiled by the Competent Persons. The Competent Persons consent to the inclusion of exploration results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of exploration results, Mineral Resource and Ore Reserve. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and

Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. Mr Chamberlain may be contacted at 76 Jeppe Street, Newtown, 2001, South Africa.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold Ashanti website www.anglogoldashanti.com or in the Mineral Resource and Ore Reserve Report 2011 **RR**.

Mineral Resource		Moz
Mineral Resource as at 31 December 2010		220.0
Reductions		
Great Noligwa	Mineral Resource reduced due to increased costs	(0.6)
Other	Total of non-significant changes	(1.8)
Additions		
Tropicana	Exploration success in the underground project	0.8
Gramalote	Exploration success at Trinidad	0.9
Kopanang	Grade increased as a result of exploration	1.1
Geita	Combined effect of price and estimation	1.3
Iduapriem	Improved Mineral Resource price	1.3
Obuasi	Improved Mineral Resource price	2.3
La Colosa	Exploration success	3.8
Other	Total of non-significant changes	1.7
Mineral Resource as at 31 December 2011		230.9

Ore Reserve		Moz
Ore Reserve as at 31 December 2010		71.2
Reductions		
Moab Khotsong	Depletion and minor model revision	(0.5)
Other	Total of non-significant changes	(1.1)
Additions		
Geita	Improved Ore Reserve price	0.5
Cripple Creek & Victor	Mine life extension added to Ore Reserve	0.5
Vaal River surface operations	Technical studies showed that the economic extraction of gold and uranium from the tailings is viable	3.2
Other	Total of non-significant changes	1.7
Ore Reserve as at 31 December 2011		75.6

Rounding of numbers may result in computational discrepancies.

Letter from the chief financial officer

KEY FINANCIAL OBJECTIVES MET



Srinivasan Venkatakrishnan
Chief financial officer

In a year of record gold prices, better operating performance from some of the group's key assets and the first year of full exposure to spot prices, AngloGold Ashanti successfully met all three of its key 2011 financial objectives, that were contained in the 2010 chief financial officer's report. Taking each of these objectives in turn:

1. Ensuring that the benefits of the hedge book elimination are captured in improved earnings and cash generation

The 2011 earnings and cash flow metrics were well ahead of the levels seen in 2010, capturing the benefits of the hedge book elimination. Net profit attributable to shareholders for 2011 increased 20-fold, to $1.55bn. Adjusted headline earnings of $1.3bn represented a 65% increase on the levels seen in 2010 of $787m*. Cash inflow from operating activities rose by 59% in 2011 to

$2.66bn from $1.67bn* recorded in 2010. Free cash flow in 2011 also rose by 59% from $525m* in 2010 to $833m in 2011. These increases demonstrated the leverage AngloGold Ashanti offers to the average spot gold price, which rose year-on-year by only 28%.

2. Maintaining our international investment grade credit ratings

During 2011, AngloGold Ashanti successfully maintained its international investment grade credit ratings from both Standard and Poor's and Moody's financial services. The liquidity and solvency metrics improved year-on-year, on the back of stronger earnings and improved cash generation.

On 15 March 2012, Moody's Investors Service announced that it has upgraded AngloGold Ashanti Limited's credit rating from Baa3 to Baa2 with a stable outlook.

3. Maintaining a prudent statement of financial position, whilst at the same time not compromising the project pipeline and returns to shareholders

The group's net debt** position at $610m on 31 December 2011 represents a 53% debt reduction, when compared to 31 December 2010 ($1.29bn). The strong cash generation helped the group meet its increased 2011 capital expenditure payments of $1.53bn and at the same time improve dividends declared to shareholders with respect to the year by 162% as compared to 2010, from 145 SA cps (20 US cps) to 380 SA cps (49 US cps). Return on net capital employed rose from 15% to 20% and return on equity rose from 20% to 25%.

During the fourth quarter of 2011, AngloGold Ashanti obtained a A$600m four-year unsecured revolving credit facility on competitive terms from a syndicate of 11 banks to fund working capital and development costs at the group's Australian operations. None of the group's principal financing facilities** (which include the two rated bonds, 3.5% convertible bonds, $1bn syndicated revolving credit facility and A$600m syndicated revolving credit facility) mature for repayment until the second quarter of 2014. The improved cash generation under current market circumstances, headroom under its debt facilities and longer debt tenor has placed the group in a position to meet its 2012 and 2013 project capital requirements.

Turning to the 2011 performance, some of the key financial metrics include:

- **Gold production:** 4.33Moz (4% below 4.52Moz recorded in 2010 due to unprecedented floods in Australia; higher safety stoppages and industrial action in South Africa);
- **Average US dollar spot price:** $1,572/oz (28% higher than the average spot price of $1,227/oz seen in 2010);
- **Total cash costs:** $728/oz (14% higher than $638/oz recorded in 2010 due to higher inflation, stronger fuel prices, increased royalty charges and lower units of production);
- **Adjusted headline earnings:** $1.3bn (65% higher than the $787m recorded in 2010 which excluded the impact of accelerated hedge buy-backs. Adjusted headline loss in 2010 after factoring in the cost of the accelerated hedge buy-backs was $1.76bn);

- **Adjusted headline earnings per share:** 336 US cps (58% higher than 212 US cps recorded in 2010)*;
- **Net profit attributable to equity shareholders:** $1.55bn (20-fold increase as compared to the $76m recorded in 2010);
- **Earnings before interest, taxes and depreciation:** $3.0bn (58% increase on the $1.9bn seen in 2010);
- **Free cash flow:** $833m (an increase of 59% on the 2010 level of $525m). This excludes proceeds from the sale of non-core assets of $35m (pre-tax) in 2011 and $134m in 2010;
- **Net debt at year-end**:** $610m (53% reduction when compared to the 2010 level of $1.29bn);
- **Return on net capital employed:** 20% (2010: 15%);
- **Return on equity:** 25% (2010: 20%); and
- **Dividends declared per ordinary share:** 380 SA cps or 49 US cps (162% increase on the 145 SA cps or 20 US cps declared in 2010).

Dividends declared per ordinary share
(SA cps)



* Excludes hedge buy-back costs

**Excludes mandatory convertible bonds

Srinivasan Venkatakrishnan
Chief financial officer
16 March 2012

Five-year summaries
– for the year ended 31 December

Summarised group financial results – income statement

US dollar million	2011	2010	2009	2008	2007
Gold income	**6,570**	5,334	3,768	3,619	3,002
Cost of sales	**(3,946)**	(3,550)	(2,813)	(2,728)	(2,458)
Loss on non-hedge derivatives and other commodity contracts	**(1)**	(702)	(1,533)	(297)	(792)
Gross profit (loss)	**2,623**	1,082	(578)	594	(248)
Corporate administration, marketing and other expenses	**(278)**	(220)	(164)	(144)	(144)
Exploration costs	**(279)**	(198)	(150)	(126)	(117)
Other operating expenses	**(27)**	(20)	(8)	(6)	(20)
Special items	**163**	(126)	691	(1,538)	(13)
Operating profit (loss)	**2,202**	518	(209)	(1,220)	(542)
Interest received	**52**	43	54	66	43
Exchange gain (loss)	**2**	3	112	4	(1)
Dividend received from other investments	**–**	–	–	–	2
Fair value adjustment on convertible bonds	**188**	(56)	(33)	25	47
Finance costs and unwinding of obligations	**(196)**	(166)	(139)	(114)	(120)
Share of equity-accounted investments' profit (loss)	**73**	63	94	(138)	35
Profit (loss) before taxation	**2,321**	405	(121)	(1,377)	(536)
Taxation	**(723)**	(276)	(147)	197	(101)
Profit (loss) after taxation from continuing operations	**1,598**	129	(268)	(1,180)	(637)
Discontinued operations					
Profit from discontinued operations	**–**	–	–	25	1
Profit (loss) for the year	**1,598**	129	(268)	(1,155)	(636)
Allocated as follows:					
Equity shareholders	**1,552**	76	(320)	(1,195)	(668)
Non-controlling interests	**46**	53	52	40	32
	1,598	129	(268)	(1,155)	(636)

Summarised group financial results – statement of financial position

US dollar million	2011	2010	2009	2008	2007
Assets					
Tangible and intangible assets	**6,735**	6,374	5,996	4,493	7,041
Cash and cash equivalents [(1)]	**1,112**	575	1,100	575	477
Other assets	**2,955**	2,583	2,691	2,992	2,190
Total assets	**10,802**	9,532	9,787	8,060	9,708
Equity and liabilities					
Total equity	**5,166**	4,113	3,030	2,511	2,442
Borrowings	**2,488**	2,704	1,931	1,933	1,848
Deferred taxation	**1,158**	900	753	617	1,042
Other liabilities	**1,990**	1,815	4,073	2,999	4,376
Total equity and liabilities	**10,802**	9,532	9,787	8,060	9,708

Summarised group financial results – statement of cash flows

US dollar million	2011	2010	2009	2008	2007
Cash flows from operating activities	**2,655**	(942)	502	(529)	866
Cash flows from investing activities	**(1,564)**	(871)	(195)	(1,041)	(1,015)
Cash flows from financing activities	**(463)**	1,194	171	1,756	141
Net increase (decrease) in cash and cash equivalents	**628**	(619)	478	186	(8)
Translation	**(102)**	105	47	(88)	14
Cash and cash equivalents at beginning of year	**586**	1,100	575	477	471
Cash and cash equivalents at end of year [(1)]	**1,112**	586	1,100	575	477

[(1)] The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included in the statement of financial position as part of non-current assets held for sale of $11m.

Key performance indicators and statistics

		2011	2010	2009	2008	2007
Safety						
Number of fatalities		**15**	15	15	14	34
All injury frequency rate (AIFR) [1]		**9.76**	11.50	12.88	16.66	20.95
Productivity						
Productivity per employee [2]	oz/TEC	**9.32**	9.15	9.40	9.94	11.23
Environment and community						
Number of reportable environmental incidents		**27**	27	51	55	49
Production						
Gold produced	000oz	**4,331**	4,515	4,599	4,982	5,477
Ore Reserve	Moz	**75.6**	71.2	70.6	74.9	73.1
Costs						
Total cash costs	$/oz	**728**	638	514	444	357
Total production costs	$/oz	**950**	816	646	567	476
Capital expenditure	$m	**1,527**	1,015	1,027	1,201	1,059
Earnings						
Average price received [3]	$/oz	**1,576**	561	751	485	629
Headline earnings (loss)	$m	**1,484**	122	(852)	(30)	(648)
Adjusted headline earnings (loss) [4]	$m	**1,297**	(1,758)	(50)	(897)	278
Adjusted headline earnings excluding hedge buy-back costs [4]	$m	**1,297**	787	708	19	278
Profit (loss) per ordinary share						
Basic	US cents	**402**	20	(89)	(377)	(237)
Diluted	US cents	**346**	20	(89)	(377)	(237)
Headline	US cents	**384**	33	(236)	(9)	(230)
Adjusted headline [4]	US cents	**336**	(473)	(14)	(283)	99
Dividends per ordinary share	US cents	**49**	20	17	11	19
Return on equity excluding hedge buy-back costs [4]	%	**25**	20	26	1	10
Return on net capital employed excluding hedge buy-back costs [4]	%	**20**	15	17	1	6
Exchange rates						
Rand/dollar average exchange rate		**7.26**	7.30	8.39	8.25	7.03
Rand/dollar closing exchange rate		**8.04**	6.57	7.44	9.46	6.81
Australian dollar/dollar average exchange rate		**0.97**	1.09	1.26	1.17	1.19
Australian dollar/dollar closing exchange rate		**0.97**	0.98	1.12	1.44	1.14
Brazilian real/dollar average exchange rate		**1.68**	1.76	2.00	1.84	1.95
Brazilian real/dollar closing exchange rate		**1.87**	1.67	1.75	2.34	1.78

Definitions

[1] *The total number of injuries and fatalities per million hours worked.*

[2] *Total ounces per total employees costed.*

[3] *Average gold price received negatively affected by the reduction of the hedge book in the three years from 2008 to 2010.*

[4] *Refer to Non-GAAP disclosure notes in the Annual Financial Statements.*

Looking forward:
One-year forecast

2012 PRODUCTION TARGET OF 4.3Moz TO 4.4Moz

One year forecast – 2012

Below, we provide our best current estimates for 2012 for production, expected total cash costs and expected capital expenditure by country of operation. We have also detailed our five-year strategic targets and the key performance indicators against which we will measure our performance and report in next year's report. Finally, in this section we discuss our approach to closure and detail the current expected liabilities and provisions, as these form an integral part of our planning for the future.

Although we believe that the expectations reflected in this section are reasonable, we can give no assurances that these will materialise or prove to be correct. Because these forecasts are based on assumptions or estimates and are subject to

risks and uncertainties, the actual results or outcomes could differ materially from those set out here. For a discussion of some of these risks and uncertainties, refer to the section titled 'Forward-looking statements' on page 1 of this report, to the section titled 'Risk review' on page 15 of this report and to the section titled 'Risk management and risk factors' in the Annual Financial Statements.

AngloGold Ashanti's annual production guidance for 2012 is 4.3Moz to 4.4Moz. Total cash costs are estimated at $780/oz to $805/oz. Both the production and total cash cost estimates will be reviewed quarterly, in the light of any safety-related stoppages and any other unforeseen factors.

Capital expenditure for 2012 is estimated to range between $2.2bn and $2.3bn.

Forecast

for the year ended 31 December 2012	Production 000oz	Expected total cash cost $/oz [1]	Capital expenditure $m [3]
South Africa			
South Africa [2]	1,638 – 1,676	714 – 737	592 – 619
Continental Africa			
Ghana	524 – 536	905 – 933	306 – 320
Guinea	203 – 208	1,056 – 1,090	53 – 55
Mali	216 – 221	979 – 1,010	49 – 51
Namibia	80 – 82	730 – 753	12
Tanzania	472 – 483	682 – 704	80 – 83
DRC	–	–	370 – 388
Americas			
Argentina	216 – 221	545 – 562	57 – 59
Brazil	469 – 480	706 – 728	228 – 238
United States of America	234 – 240	633 – 653	75 – 78
Australasia			
Australia	249 – 255	1,236 – 1,275	308 – 323
Other	–	–	70 – 74
AngloGold Ashanti	**4,300 – 4,400**	**780 – 805**	**2,200 – 2,300**

[1] Based on the following assumptions: R7.40/$, A$1.01/$, BRL1.70/$ and Argentinean peso 4.43/$; Brent crude at $110 per barrel.

[2] In South Africa, production assumes a stable supply of power from Eskom at 62.40c/Kwh.

[3] Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.

Other illustrative estimates

	Outlook 2012
Depreciation and amortisation	$880m
Corporate marketing, Project ONE and project development and capacity building costs	$315m
Expensed exploration (including equity-accounted associates and joint ventures)	$230m
Exploration prefeasibility costs (including equity-accounted associates and joint ventures)	$150m
Interest and finance costs (income statement) [1]	$195m
Interest and finance costs (cash flow)	$140m
Number of shares qualifying for basic EPS at 31 December 2011	386m

[1] Includes coupon on mandatory convertible bonds.

Planning for closure

Closure, an integral part of operations

All mining operations eventually cease. An integral aspect of operating our mines is the on-going planning for closure planning, together with estimate of associated liability costs and the assurance of adequate financial provisions to cover these costs.

A group closure and rehabilitation management standard was completed in 2009 and all operations were required to comply with the standard by December 2011. The Continental Africa operations have been granted an extension to December 2012.

Closure planning is an activity that starts at exploration and mine design stage and continues throughout the life of mine:

- The evaluation of new projects takes into account closure and associated costs in a conceptual closure plan.
- Our standard requires that an interim closure plan be prepared within three years of commissioning an operation, or earlier if required by legislation.
- This plan is reviewed and updated every three years (annually in the final three years of a mine's life) or whenever significant changes are made, and takes into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in practice.

For many of the older mines, closure planning and the evaluation of environmental liabilities is a complex process. This is particularly so in Brazil, Ghana and South Africa, where many of the long-life operations present environmental legacies that may have developed over a century or more.

A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operational. This practice serves to decrease the current liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilise reserves, which the company might wish to exploit should conditions, such as the gold price, change.

Our closure standard stipulates that closure planning must be undertaken in consultation with the community. In the course of these consultations, different issues are raised which require site-specific solutions. Livelihood preservation and infrastructure are often key requirements. Local people, who were previously employed at the mine, may receive education and training so as to seek viable employment alternatives. Communities also require information on rehabilitation of the landscape and on any lasting environmental impacts.

Our long-term remediation obligations include decommissioning and restoration liabilities relating to past operations, and are based on our environmental management plans and comply with current environmental and regulatory requirements.

Provisions for remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. These costs are based on facts currently available, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted, and previous experience in the remediation of contaminated sites.

Provision for restoration and decommissioning costs are made at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and discounted at a pre-tax rate that reflects current market assessments of the time value of money. An assessment of closure liabilities is undertaken annually.

In 2011, discounted closure liabilities (excluding joint ventures) increased from $551m to $747m. This change is largely attributable to change in mine plans resulting in accelerated cash flows, change in economic assumptions and discount rates, change in design of tailings storage facilities and change in methodology following requests from the Ghana Environmental Protection Agency.

Rehabilitation liabilities per operation ($m)

Operation	Restoration	2011 Decommissioning	Total	2010 Total
South Africa	**73.7**	**81.1**	**154.8**	**184.4**
Great Noligwa	3.7	12.0	**15.7**	19.8
Kopanang	6.2	16.7	**22.9**	28.6
Moab Khotsong	16.8	14.4	**31.2**	39.2
TauTona	12.6	11.2	**23.8**	27.3
Savuka	3.7	4.9	**8.6**	9.3
Mponeng	3.0	7.2	**10.2**	14.1
Legacy projects				
– Vaal River	0.3	9.1	**9.4**	8.7
– West Wits	0.1	1.0	**1.1**	0.7
– Other	0.6	–	**0.6**	0.7
ERGO	26.7	3.6	**30.3**	35.0
Nufcor	–	1.0	**1.0**	1.0
Continental Africa	**238.5**	**125.8**	**364.3**	**231.2**
Ghana				
Iduapriem	28.8	15.5	**44.3**	35.1
Obuasi	107.3	36.6	**143.9**	63.6
Mpasatia (Bibiani pit)	8.6	–	**8.6**	7.7
Guinea				
Siguiri	23.7	29.4	**53.1**	28.2
Mali [(1)]				
Morila	4.5	1.1	**5.6**	5.0
Sadiola	14.0	10.6	**24.6**	19.4
Yatela	6.4	8.0	**14.4**	13.2
Namibia				
Navachab	1.3	2.0	**3.3**	3.0
DRC				
Kilo	7.9	–	**7.9**	10.3
Tanzania				
Geita	36.0	22.6	**58.6**	45.7
Australasia	**27.8**	**14.2**	**42**	**38.2**
Australia				
Sunrise Dam	27.8	12.8	**40.6**	38.2
Tropicana	–	1.4	**1.4**	–
Americas	**192.3**	**38**	**230.3**	**135.3**
Argentina				
Cerro Vanguardia	29.6	9.3	**38.9**	25.7
Brazil				
AGA Brasil Mineração	63.0	18.9	**81.9**	57.3
Serra Grande	21.9	5.7	**27.6**	6.3
United States of America				
Cripple Creek & Victor	77.0	4.1	**81.1**	46.0
Colombia				
AGA Colombia SA	0.8	–	**0.8**	–
	532.3	259.1	**791.4**	589.1
Less equity-accounted investments included above [(1)]	(24.9)	(19.7)	**(44.6)**	(37.6)
	507.4	239.4	**746.8**	551.5

Board and executive management



Board of directors

Non-executive chairman

① Mr TT Mboweni (52)

BA, MA (Development Economics)
Chairman and independent non-executive director

Tito Mboweni was appointed to the board and as Chairman of AngloGold Ashanti on 1 June 2010. He has a long and outstanding record of public service. As Labour Minister from 1994 to 1998, Mr Mboweni was the architect of South Africa's post-apartheid labour legislation which today continues to provide the basis for the mutually respectful labour relationships central to AngloGold Ashanti's operational approach in South Africa. He was the eighth Governor of the South African Reserve Bank from 1999 to 2009, and Chancellor of the University of the North from 2002 to 2005. He is also non-executive chairman of Nampak Limited and an international adviser to Goldman Sachs. Mr Mboweni is a founder member of Mboweni Brothers Investment Holdings. He is also chairman of the fund raising comittee of the Nelson Mandela Children's Hospital and a trustee and chairman of the finance committee of the Thabo Mbeki Foundation. He is chairman of AngloGold Ashanti's Nominations Committee and is a member of the Investment, Financial Analysis and Party Political Donations committees.

Executive directors

② Mr M Cutifani (53)

BE (Mining Engineering)
Chief Executive Officer

Mark Cutifani was appointed to the board of AngloGold Ashanti on 17 September 2007 and as Chief Executive Officer on 1 October 2007. He is chairman of the Executive Committee and a member of the Transformation and Human Resources Development; Safety, Health and Sustainable Development; Risk and Information Integrity; and Investment Committees. Mark has considerable experience in mining, having been associated with the industry since 1976. Prior to joining AngloGold Ashanti, he was Chief Operating Officer at CVRD Inco, a Toronto-based company, where he was responsible for Inco's global nickel business.

③ Mr S Venkatakrishnan (Venkat) (46)

BCom, ACA (ICAI)
Chief Financial Officer

Venkat joined AngloGold Ashanti on 1 July 2004, having been Chief Financial Officer at Ashanti Goldfields Company Limited (Ashanti) until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on 1 August 2005, is a member of the Executive, Risk and Information Integrity and Investment Committees and is invited to attend meetings of the Audit and Corporate Governance Committee. Venkat has extensive financial experience, having been a director in the reorganisation services division of Deloitte & Touche in London prior to joining Ashanti in 2000. Venkat is a member of the audit committee of the World Gold Council and has recently been appointed to the Financial Reporting Investigation Panel, an advisory panel of the JSE.

Non-executive directors

④ Mr FB Arisman (67)

BA (Finance), MSc (Finance)
Independent non-executive director

Frank Arisman joined the board of AngloGold Ashanti on 1 April 1998. He is chairman of the Financial Analysis and Investment Committees, and a member of the Safety, Health and Sustainable Development, Audit and Corporate Governance, Nominations, Risk and Information Integrity and Remuneration Committees. Frank has a rich background in management and finance through his experiences at JP Morgan, New York, where he held various positions prior to his retirement.

⑤ Mr R Gasant (52)

CA (SA)
Independent non-executive director

Rhidwaan Gasant was appointed to the board of AngloGold Ashanti on 12 August 2010. He is chairman of the Risk and Information Integrity Committee and a member of the Audit and Corporate Governance, Nominations and Financial

Analysis Committees. He is the former Chief Executive Officer of Energy Africa Limited and sits on the board of international companies in the MTN Group.

⑥ Mrs NP January-Bardill (61)

BA (Education), MA (Applied Linguistics)
Independent non-executive director

Nozipho January-Bardill was appointed to the board of AngloGold Ashanti on 1 October 2011 and is a member of the Audit and Corporate Governance Committee. She recently retired from the MTN Group where she served as an Executive Director and spokesperson and on the boards of a number of operations in the MTN footprint. She is former South African Ambassador to Switzerland, and former Deputy Director General, Human Capital Management and Head of the Foreign Service Institute in the then Department of Foreign Affairs (now DIRCO). She was reappointed a member of the UN Expert Committee on the Elimination of Racism, Racial Discrimination, Xenophobia and Related Intolerances for a four-year period from 2012-2015 (previously from 2000-2008). She is currently the founder and executive director of Bardill & Associates, a consulting company focusing on strategic communications, high-level government relations and stakeholder management.

⑦ Mr WA Nairn (67)

BSc (Mining Engineering)
Independent non-executive director

Bill Nairn was appointed to the board of AngloGold Ashanti in 2000 as an alternate director and on 16 May 2001 as a non-executive director. He chairs the Remuneration Committee and is a member of the Safety, Health and Sustainable Development; Transformation and Human Resources Development; Investment; Party Political Donations; Risk and Information Integrity; and Nominations Committees. Bill, a mining engineer, has considerable technical experience, having been the Group Technical Director of Anglo American plc until 2004 when he retired from the company. Having completed the three-year cooling period, Bill is now considered an Independent Non-executive Director of AngloGold Ashanti.

⑧ Prof LW Nkuhlu (67)

BCom, CA (SA), MBA (New York University)
Independent non-executive director

Wiseman Nkuhlu was appointed to the board on 4 August 2006. He has been the chairman of the Audit and Corporate Governance Committee since 5 May 2007, having served as deputy chairman from 4 August 2006. He also serves as a member of the Financial Analysis; Risk and Information Integrity; Safety, Health and Sustainable Development; Nominations, Party Political Donations; and Remuneration Committees. Wiseman, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies, including Standard

Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is also a member of the board of Datatec Limited. He was elected President of the Geneva-based International Organization of Employers (IOE) in May 2008 for a period of two years. He is a member of the Financial Crisis Advisory Group of the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB).

⑨ Mr F Ohene-Kena (75)

MSc (Engineering), DIC and ACSM
Independent non-executive director

Ferdinand (Fred) Ohene-Kena was appointed to the board of AngloGold Ashanti on 1 June 2010. He is the former Ghanaian Minister of Mines and Energy and is currently a member of the Ghana Judicial Council. He is the chairman of the Ghana Minerals Commission and a member of the President's Economic Advisory Council. Mr Ohene-Kena is a member of the Safety, Health and Sustainable Development; Transformation and Human Resources Development; and Nominations Committees.

⑩ Mr SM Pityana (52)

BA (Hons) (Essex), MSc (London), Dtech (Honoris) (Vaal University of Technology)
Independent non-executive director

Sipho Pityana joined the board of AngloGold Ashanti on 13 February 2007. He is the chairman of the Safety, Health and Sustainable Development Committee and is a member of the Remuneration, Party Political Donations, Investment, Nominations, Financial Analysis, Risk and Information Integrity and the Transformation and Human Resources Development Committees. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national departments of both labour and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the Executive Chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti's BEE partner. He serves as a Non-executive Director on the boards of several other South African companies.

⑪ Mr RJ Ruston (61)

MBA, Business, BE (Mining)
Independent non-executive director

Rodney Ruston was appointed to the board of AngloGold Ashanti on 1 January 2012. Rodney, a mining engineer, has over 35 years of experience in the resources industry. He is currently the President and CEO of North American Energy Partners, a large Canadian mining and construction contracting company listed on the NYSE and the TSX.

Executive management

– at 31 December 2011



Executive management

① Ms I Boninelli (55)

MA (Psychology), post-graduate diploma in Labour Relations

Executive Vice President – People and Organisational Development

Italia Boninelli joined AngloGold Ashanti on 15 October 2010 as Senior Vice President: Human Resources, Strategy and Change Management and was appointed to the Executive Committee on 1 December 2011 where she is responsible for the company's people strategy, transformation and change management initiatives. Italia has more than 25 years' experience in human resources, marketing communications, customer relationship management and business transformation, in a variety of industries including mining, manufacturing, healthcare and banking. She is a registered industrial psychologist with the Health Professions Council of South Africa, holds a masters degree in psychology and a post-graduate diploma in labour relations.

② Dr CE Carter (49)

BA (Hons), DPhil, EDP

Executive Vice President – Business Strategy

Charles Carter has worked in the mining industry in South Africa and the United States since 1991, in a range of corporate roles with Anglo American Corporation, RFC Corporate Finance and AngloGold Ashanti. He was appointed Executive Vice President – Business Strategy in December 2007 and is currently responsible for corporate strategy and business planning, risk management, investor relations and Project ONE implementation.

③ Mr RN Duffy (48)

BCom, MBA

Executive Vice President – Continental Africa

Richard Duffy joined Anglo American in 1987 and in 1998 was appointed Executive Officer and Managing Secretary of AngloGold. In November 2000, he was appointed Head of Business Planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfields exploration. He was appointed to the Executive Committee in August 2005. Richard was appointed Executive Vice President – Continental Africa in July 2008.

④ Mr GJ Ehm (55)

BSc Hons, MAusIMM, MAICD

Executive Vice President – Australasia

Graham Ehm has, since 1979, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager of Sunrise Dam gold mine in 2000, Regional Head – Australia in 2006 and Executive Vice President – Australasia in December 2007. He assumed the role of Executive Vice President – Tanzania on 1 June 2009 and during August 2010, resumed the position of Executive Vice President – Australasia.

⑤ Mr RW Largent (51)

BSc (Mining Engineering), MBA

Executive Vice President – Americas

Ron Largent has been with AngloGold Ashanti since 1994. He has served on the board of directors for the Colorado Mining Association, California Mining Association and Nevada Mining Association. In 2001, he was appointed General Manager of the Cripple Creek & Victor gold mine and took up his current role as Executive Vice President – Americas in December 2007.

⑥ Mr RL Lazare (55)

BA, HED, DPLR, SMP
Executive Vice President

Robbie Lazare joined Anglo American Gold and Uranium Division in 1982, working in a variety of management posts until 1999 when he was appointed General Manager of TauTona. In December 2004, he was appointed an Executive Officer with responsibility for South African operations and in July 2008, Executive Vice President – Human Resources. From 17 November 2009, Robbie was assigned to lead a strategy review of the South African operations and is now responsible for the South Africa region.

⑦ Mr MP O'Hare (52)

BSc Engineering (Mining)
Executive Vice President – South Africa

Mike O'Hare joined Anglo American in 1977, and has held a number of positions at various gold mining operations within the group. His roles have included General Manager of Kopanang (1993), Great Noligwa (2003), Head of Mining and Mineral Resource Management Underground (2006), Vice President: Technical Support (2008), Senior Vice President: Operations and Business Planning for South Africa (2010), and in 2011, he was appointed Executive Vice President – South Africa.

⑧ Mr AM O'Neill (54)

BSc Engineering (Mining), MBA
Executive Vice President – Business and Technical Development

Tony O'Neill joined AngloGold Ashanti in July 2008 as Executive Vice President – Business and Technical Development, having consulted to the company prior to this on its asset portfolio strategy. His extensive career in mining since 1978 included the roles of Executive – Operations at Newcrest Mining Limited and Executive General Manager for gold at Western Mining Corporation.

⑨ Ms ME Sanz (46)

BCom LLB, H Dip Tax, Admitted Attorney
Group General Counsel

Maria (Ria) Sanz joined AngloGold Ashanti in June 2011 having worked in a number of industries and major corporate organisations. She has held legal roles at Investec Bank, Basil Read, Afrox and Sappi. She was also Group Head of Sustainability at Sappi. She is responsible for Group legal services as well as compliance and company secretarial functions.

⑩ Ms YZ Simelane (46)

BA LLB, FILPA, MAP, EMPM
Senior Vice President – Corporate Affairs

Yedwa Simelane joined AngloGold Ashanti in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004 and Vice President – Government Relations in July 2008. In November 2009, she was appointed Senior Vice President – Corporate Affairs with responsibility for government relations, corporate communications, marketing and the sustainability report.

Company secretary



Ms L Eatwell (57)

FCIS, FCIBM

Lynda Eatwell joined AngloGold Ashanti in 2000 as Assistant Company Secretary and was appointed Company Secretary in December 2006. She is responsible for ensuring statutory compliance and corporate governance requirements by AngloGold Ashanti and its subsidiaries. She also advises members of the board on their duties and responsibilities as directors.

Summarised corporate governance and remuneration report

Corporate governance structure

AngloGold Ashanti has developed a governance structure that is effective in managing an entity of such geographic diversity and scale. AngloGold Ashanti is headquartered in Johannesburg and is the ultimate holding company of several subsidiaries located in South Africa and in the countries in which it operates. A number of its non-South African subsidiaries are managed by its off-shore subsidiary, AngloGold Ashanti Holdings PLC, based in the Isle of Man. Operationally, the group comprises four regions, namely, South Africa, Continental Africa, Australasia and the Americas. Each region is headed by an executive vice president and day-to-day operational matters are the responsibility of local mine management.

The governance of the company is guided by internal policies and external laws, rules, regulations and best practice guidelines as detailed in the corporate governance structure alongside. Internal policies and external legislation, regulations, codes and guidelines are detailed on the corporate website at www.anglogoldashanti.com/sustainability, under Corporate Governance and Policies.

Please refer to the Annual Financial Statements for a more comprehensive report on corporate governance.

Board committees

The board has established and delegated specific roles and responsibilities to 10 standing committees, including the Executive Committee, to assist it in the discharge of its duties and responsibilities. The terms of reference of each committee are approved by the board and reviewed annually or as necessary.

All committees, except the Executive Committee, are chaired by independent non-executive directors and the following committees are composed of non-executive directors only – Audit and Corporate Governance, Nominations, Remuneration and Financial Analysis.

All committees meet quarterly in accordance with their terms of reference, except the Party Political Donations, Nominations and Financial Analysis Committees which meet on a need-to-basis. Members of the Executive Committee and other management attend meetings of the various committees as and when necessary. During 2011, all committees held the minimum number of meetings as required and discharged their duties as prescribed by their terms of reference.

The composition of each committee, the number and attendance at meetings are discussed in the Annual Financial Statements.

Remuneration

The Remuneration Policy applies to all AngloGold Ashanti operations globally and sets out policies and parameters relating to the establishment and application of employee rewards. In determining employee rewards, AngloGold Ashanti takes into consideration:

- AngloGold Ashanti's strategy, business objectives and company values;
- Overall business performance;
- The skills required and how the company attracts and retain these employees to best deliver the objectives of AngloGold Ashanti;
- The relevant labour markets within which the company operates;
- The wage differentials between the top and bottom levels of the organisation ('wage gap'); and
- Trade unions and the relationships and requirements which the company has in negotiations to ensure that all employees are fairly treated.

In order to address these considerations and to ensure that employees feel that they are equitably rewarded for their input AngloGold Ashanti applies the following framework:

- A pay curve designed according to the applicable Stratum/grade and substratum;
- Pay for performance, differentiation in pay according to an employee's deliverables;
- Internal equity; and
- Market benchmarking using the AngloGold Ashanti principle of positioning guaranteed pay at the median of the applicable markets.

The policy should be followed and applied in conjunction with any local AngloGold Ashanti practices and government legislation.

Reward components include a base salary, short-term incentives, long-term incentives and employee benefits and allowances.

AngloGold Ashanti is in the process of moving from the administration of compensation into pay ranges developed around the requisite-based Stratum structure and away from the previously employed Paterson job evaluation system. Currently this is complete down to Stratum IV and will progress through the organisation to all employees not covered by a collective bargaining unit or union. Where compensation administration arrangements are negotiated with employee representatives/trade unions and AngloGold Ashanti is involved with multi-employer agreements, this may only take place after the required negotiation.

For further details on AngloGold Ashanti's remuneration policy, see the Annual Financial Statements.

The composition of each committee, the number and attendance at meetings are discussed in the Annual Financial Statements.

Corporate governance structure at 31 December 2011



Board of directors

Non-executive directors
TT Mboweni (Chairman)
FB Arisman
R Gasant
NP January-Bardill
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena
SM Pityana

Executive directors
M Cutifani
(Chief executive officer)

S Venkatakrishnan
(Chief financial officer)

Board committees

Audit and Corporate Governance Committee
LW Nkuhlu (Prof)*
FB Arisman
R Gasant
NP January-Bardill

Safety, Health and Sustainable Development Committee
SM Pityana*
FB Arisman
M Cutifani
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena

Risk and Information Integrity Committee
R Gasant*
FB Arisman
M Cutifani
WA Nairn
LW Nkuhlu (Prof)
SM Pityana
S Venkatakrishnan

Nominations Committee
TT Mboweni*
FB Arisman
R Gasant
NP January-Bardill
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena
SM Pityana

Executive Committee
M Cutifani*
I Boninelli
CE Carter (Dr)
RN Duffy
GJ Ehm
R Largent
RL Lazare
MP O'Hare
AM O'Neill
ME Sanz
YZ Simelane
S Venkatakrishnan

Transformation and Human Resources Development Committee
TT Mboweni*
M Cutifani
WA Nairn
F Ohene-Kena
SM Pityana

Investment Committee
FB Arisman*
M Cutifani
TT Mboweni
WA Nairn
SM Pityana
S Venkatakrishnan

Financial Analysis Committee
FB Arisman*
R Gasant
TT Mboweni
LW Nkuhlu (Prof)
SM Pityana

Remuneration Committee
WA Nairn*
FB Arisman
TT Mboweni
LW Nkuhlu (Prof)
SM Pityana

Party Political Donations Committee
TT Mboweni*
M Cutifani
WA Nairn
LW Nkuhlu (Prof)
SM Pityana

Assurance
Internal assurance: combined assurance
External assurance
Competent persons: resources and reserves
SOX compliance

Regulations§
JSE Listings Requirements
Companies Act 71, of 2008
Sarbanes-Oxley Act, 2002
King Report on Corporate Governance (King III)
Employment Equity Act of South Africa
Anti-corruption legislation – UK, South Africa and US
Environmental laws of operational jurisdictions
Labour laws of operational jurisdictions

Group policies§
Board charter
Directors' induction policy
Declaration of interests policy
Board committees terms of reference
Code of business principles and ethics
Delegation of authority policy
Insider trading policy
Compliance policy
Risk management policy
Risk management framework
Gift policy
Disclosures policy
Code of ethics for senior financial officers
Environmental and community policy
HIV/AIDS policy
Directors' dealings in AngloGold Ashanti securities
Procurement policy

Risk management
Disclosures Committee
Global IT Steering Committee

 * *Committee chairman*
 § *Not a comprehensive list*

Subsequent to year-end, Mr RJ Ruston was appointed to the board, as an independent non-executive director.

Approvals and assurances

AngloGold Ashanti's suite of 2011 annual reports have been reviewed and assured as follows:

Integrated Annual Report

- The Integrated Annual Report for the year ended 31 December 2011, which was recommended by the Audit and Corporate Governance Committee for approval by the board, was approved by the board of directors on 16 March 2012.

Annual Financial Statements 2011

- The Annual Financial Statements for the year ended 31 December 2011 were approved by the board of directors on 16 March 2012.
- In accordance with Section 29(1)(e)(ii) of the Companies Act, No 71 of 2008, the Annual Financial Statements for AngloGold Ashanti Limited, for the year ended 31 December 2011, have been audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit report can be found in the Annual Financial Statements.

  The financial statements have been prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by Mr John Edwin Staples, the group's Chief Accounting Officer. This process was supervised by Mr Srinivasan Venkatkrishnan, the group's Chief Financial Officer.

Mineral Resource and Ore Reserve Report 2011

- The Mineral Resource and Ore Reserve information as included in the Integrated Annual Report and Annual Financial Statements were approved by the board of directors on 16 March 2012.
- The chairman of the Mineral Resource and Ore Reserve Steering Committee assumes responsibility for the Mineral Resource and Ore Reserve Report 2011.

Sustainability Report 2011

- The Sustainability Report 2011 was approved by the board of directors on 16 March 2012.
- Independent assurance in respect of the Sustainability Report 2011 was provided by Ernst & Young Inc.

Shareholder diary and information

Shareholders' diary

Financial year-end		31 December
Annual Financial Statements	published on or about	4 April 2012
Annual general meeting	11:00 SA time	10 May 2012
Quarterly reports		Released on or about
– Quarter ended 31 March 2012		10 May 2012
– Quarter ended 30 June 2012		7 August 2012
– Quarter ended 30 September 2012		8 November 2012
– Quarter ended 31 December 2012		14 February 2013

Dividends

Dividend number	Declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
2011 Final – number 112	15 February 2012	2 March 2012	16 March 2012	26 March 2012
2012 Q2 Interim – number 113*	*Early May 2012	*Late May 2012	*Early June 2012	*Late June 2012
2012 Q3 Interim – number 114*	*Early August 2012	*Late August 2012	*Early September 2012	*Late September 2012
2012 Q4 Interim – number 115*	*Early November 2012	*Late November 2012	*Early December 2012	*Late December 2012

* Proposed, subject to board approval.

Dividend policy

Dividends are proposed by and approved by the board of directors of AngloGold Ashanti, based on the company's financial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. During the third quarter of 2011, the company changed the timing of dividend payments to quarterly rather than half-yearly. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings and cashflow, after providing for capital expenditure and long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act of 2008, the amount of reserves available for dividend, based on the going concern assessment, and restrictions placed by the conditions of the convertible bonds, other debt facilities, protection of the investment grade rating and other factors.

Withholding tax

On 21 February 2007, the South African government announced that a 10% withholding tax on dividends and other distributions payable to shareholders would be implemented. In his budget speech on 22 February 2012, the South African Minister of Finance announced that the withholding tax on dividends and other distributions payable to shareholders will be increased from 10% to 15% effective 1 April 2012.

This withholding tax replaces the Secondary Tax on Companies and although this may reduce the tax payable by AngloGold Ashanti's South African operations, thereby potentially increasing distributable earnings, the withholding tax on dividends and other distributions will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders, subject to certain exceptions.

The method for the collection of this withholding tax will be communicated to shareholders in due course.

Shareholder diary and information

Annual general meeting

AngloGold Ashanti will be holding its 68th Annual General Meeting of shareholders in The Auditorium, 76 Jeppe street, Newtown, Johannesburg, South Africa on Thursday, 10 May 2012, at 11:00 (South African time).

The Notice of Meeting will be posted to shareholders entitled to receive same on or about 31 March 2012. Copies of the notice of meeting, complete with proxy form and voting instruction forms can be accessed from the company's website www.aga-reports.com or are obtainable from companysecretary@anglogoldashanti.com.

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting to be held on 10 May 2012 in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Voting rights

The South African Companies Act 71 of 2008 (as amended) provides that if voting is by a show of hands, any person present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to. If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Options granted in terms of the share incentive scheme do not carry rights to vote.

Change of details

Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Annual reports

Should you wish to receive a printed copy of AngloGold Ashanti's 2011 annual reports, please request same from the contact persons listed at the end of this report or from the company's website.

Administration

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
JSE Sponsor:	UBS
Auditors:	Ernst & Young Inc.

Offices:

Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors:

Executive

M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan* § *(Chief Financial Officer)

Non-Executive

T T Mboweni † (Chairman)
F B Arisman #
R Gasant †
Ms N P January-Bardill †
W A Nairn †
Prof L W Nkuhlu †
F Ohene-Kena +
S M Pityana †
R J Ruston ~

* British	# American	§ Indian
~ Australian	† South African	+ Ghanaian

Officers

Company Secretary: Ms L Eatwell

Investor Relations Contacts:

South Africa

Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com

United States

Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company Secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.



Download the full
Annual Integrated
Report 2011

www.anglogoldashanti.com

PURE GOLD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 11, 2012

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary